SPARTECH CORPORATION

2004 ANNUAL REPORT


PEOPLE
PRODUCTS
SPARTECH
TECHNOLOGY
GLOBALIZATIC

THE SPARTECH WAY

COMMITTED TO GENERATING VALUE

Customer End Products | **Growth Strategy** | **Financial Results**

Custom Sheet & Rollstock




- Explore select new markets and applications for the use of our Alloy Plastics and Product Transformation successes utilizing our new Product Development Center.
- Make necessary operational changes through the implementation of our Lean initiative to remain competitive while manufacturing products that meet or exceed customer quality and service expectations.
- Expand European footprint to accommodate projected new volume and search for other Global Strategic Acquisitions.


Sales
Operating Earnings
$628.6
$750.5
$63.1
$76.1
'03
'04
'03
'04
(Dollars in Millions)

Color & Specialty Compounds




- Expand compound product lines through increased emphasis on new product development efforts and search for ways to leverage the group's capabilities across business segments.
- Strive to expand market diversification through our 2004 acquisitions, while also searching for additional strategic expansions, both domestic and international.
- Further implement our Lean initiative to increase our production capacity and improve operating results throughout the segment.


Sales
Operating Earnings
$263.0
$302.6
$21.0
$23.7
'03
'04
'03
'04
(Dollars in Millions)

Molded & Profile Products




- Renew emphasis on new product development and utilize our Product Transformations catalogs to expand the segment's volume.
- Restructure the production capabilities throughout the group to improve operating margins while still meeting or exceeding customer quality expectations.
- Crystallize plans to accommodate customer requests for Spartech to supply their overseas needs through a new facility in the Far East.


Sales
Operating Earnings
$64.6
$68.6
$5.4
$6.3
'03
'04
'03
'04
(Dollars in Millions)

CORPORATE PROFILE

SPARTECH Corporation is a leading producer of engineered thermoplastic materials, polymeric compounds, and molded & profile products, referred to in the industry as an intermediate plastics processor. Through our 51 facilities and 3,750 employees we serve approximately 7,300 customers located around the globe. Our three business segments, the sales breakdown of which is shown to the left, process approximately 1.4 billion pounds of custom sheet & rollstock, specialty plastic alloys, compounds & color concentrates, and molded & profile products, annually.

Sales By Segment


6%
27%
67%

- Custom Sheet & Rollstock
- Color & Specialty Compounds
- Molded & Profile Products

2004 Milestones

- Completed three strategic acquisitions, expanding product lines and increasing geographic coverage within both our Custom Sheet & Rollstock and Color & Specialty Compounds Groups.
- Introduced 10 new Alloy Plastics, participated in more than 90 new Product Transformations and broke thru the $1 billion sales milestone for the 1st time in the Company's 45 year history.
- Successfully expanded our Donchery, France facility to include the production of custom sheet and opened our new Product Development Center (PDC) in Warsaw, Indiana.
- Raised our Common Stock Dividend to the annual rate of 48¢ per share, effective December 2004.

Sales By Major Market


25%
24%
15%
15%
21%

- Packaging
- Transportation
- Recreation & Leisure
- Building & Construction
- Other

TABLE OF CONTENTS

SPARTECH AT A GLANCE

Operating Segment	Description	Markets Served

Custom Sheet & Rollstock



SPARTECH's **Custom Sheet & Rollstock** segment has 28 manufacturing facilities and is the largest extruder *of custom thermoplastic sheet & rollstock in the world.* The group's finished products are generally thermoformed by its more than 4,000 customers for use in items such as food/medical packaging products, signs, spas, bathtubs & shower surrounds, burial vault liners, automotive & recreational vehicle components, airplanes, security windows, and refrigerators.


25%
23%
15%
17%
20%

- Packaging
- Transportation
- Recreation & Leisure
- Building & Construction
- Other

Color & Specialty Compounds



SPARTECH's **Color & Specialty Compounds** segment operates 16 production facilities located throughout the United States, Canada, and Europe. Their custom-designed plastic alloys, compounds, color concentrates, and calendered film are utilized by approximately 2,100 manufacturing customers for consumer appliances & electronics, wallcoverings, lawn & garden equipment, food/medical packaging products, automotive equipment, and numerous other applications.


19%
8%
31%
14%
28%

- Packaging
- Transportation
- Building & Construction
- Recreation & Leisure
- Other

Molded & Profile Products



SPARTECH's **Molded & Profile Products** segment has seven North American facilities, which manufacture a number of proprietary items. These include (1) thermoplastic tires and wheels for the medical, lawn & garden, refuse container, material handling, and toy markets; (2) window frames and fencing for the building & construction market; (3) cell cast acrylic rods and tubes for the building & construction, marine, and medical markets; and (4) custom profile extruded products for a wide variety of industries.


15%
38%
11%
16%
20%

- Lawn & Garden
- Recreation & Leisure
- Building & Construction
- Medical
- Other

	2004	2003	% Change
	(Amounts in millions, except per share & pound data)		
Operating Results			
Net Sales	$ 1,121.7	$ 956.2	17%
Operating Earnings	$ 92.8	$ 78.3	19%
Net Earnings	$ 42.1	$ 34.1	23%
Operating Earnings per Pound	6.7¢	6.5¢	3%
Per Share Data			
Earnings Per Share Diluted	$ 1.32	$ 1.15	15%
Dividends Per Share	$ .44	$ .40	10%
Book Value Per Share	$ 12.98	$ 10.98	18%
Average Diluted Shares Outstanding	33.5	29.6	13%
Financial Position			
Working Capital	$ 221.5	$ 97.6	127%
Total Debt	$ 474.1	$ 383.8	24%
Shareholders' Equity	$ 417.7	$ 322.4	30%
Return on Average Equity	11.2%	11.1%	—

Net Sales

In Millions of Dollars


$898
$956
$1,122
'02
'03
'04

Earnings Per Share

Diluted


$1.21
$1.15
$1.32
'02
'03
'04

Net Sales

In Millions of Pounds


1,179
1,207
1,383
'02
'03
'04

Packaging



Spartech Plastics' "Packalloy Clear Pac" Alloy Plastic Is Regularly Used Today In Heinz Baby Food Containers

To Our Fellow Shareholders

Fiscal 2004 was a year of "Refinement, Challenge and Reward" for our Company. Your management team truly believes that we made SPARTECH a much stronger Company in 2004 by "Refining" our long term growth strategy with the development of a plan to globalize our business over the next five years. In addition, most of our operations performed reasonably well during 2004 despite the increasingly competitive global economy which was made even more "Challenging" with the record high crude oil prices experienced during the year. And third, through much hard work by both our sales and marketing associates, we were "Rewarded" with SPARTECH's sales exceeding $1 billion for the first time in our 45 year history... our volume in pounds shipped grew by 15% and sales in dollars increased by 17% to $1.1 billion. We also strengthened our businesses with three strategic expansions during the year and solidified our balance sheet through two new financings. And finally, we invested more than $15 million in new Product Technologies, introduced ten new Alloy Plastics, and opened our new Midwest-based Product Development Center (PDC) this past summer.

Overall, we feel that we have made significant progress during the year on our long-term "Focused Growth" and "Continuous Improvement" strategies and now look forward, with enthusiasm, to an even better 2005. In the balance of this letter, following a brief review of our fiscal 2004 performance, we would like to share with you some detail on the changing environment we are operating in today and the new initiatives we are driving to build SPARTECH into a "Great Company" of the future.

Financial Summary...Fiscal 2004

Our two major segments produced double-digit earnings growth in 2004 with the Custom Sheet & Rollstock group leading the way with 21% growth and our Color & Specialty Compounds segment realizing a 13% earnings increase. Total consolidated net earnings rebounded nicely in 2004 to $42.1 million, or $1.32 per diluted share, as record orders sent our capacity utilization rate into the mid 80% range. SPARTECH's 17% growth in consolidated net sales resulted from the combination of strong internal growth (9%), new acquisition sales (4%), and price/mix changes (4%). Solid performances from three of the Company's top four markets served -- Packaging, Transportation, and Recreation & Leisure -- were the principal reasons for our strong internal growth in 2004. Our 2003 business acquisitions of TriEnda's extrusion assets and Polymer Extruded Products, along with the 2004 business acquisition of the three divisions of VPI produced the 4% acquisition related gain in sales. Cash flow from operations in 2004 was $37.8 million, with Free Cash Flow (after capital expenditures of $35 million and dividends of $14 million) totaling an approximate negative $11 million as a result of the higher investments required in receivables and inventory due primarily to the record high resin prices. However, we still ended the fiscal year with more than $110 million of cash and borrowing availability to fund the right strategic expansions in the future.

Operations Review...By Segment

Custom Sheet & Rollstock...our largest business segment representing 67% of SPARTECH's consolidated sales...saw a strong 19% increase in sales dollars to $750.5 million in fiscal 2004, with volume in pounds shipped...which we believe to be a more meaningful indicator for sales... increasing by nearly 21%. The group's sizeable rise in volume was principally due to the consistently strong orders received from our Packaging, Transportation, and Building & Construction market customers. The segment saw its Operating Margin per Pound Shipped increase modestly to 10.7¢ per pound for the year, with our concentrated efforts on Lean Manufacturing and Conversion Cost Reductions, offsetting just slightly the material margin shortfalls which resulted from the rapid rise in raw material prices (10-40%) over the last six months of the year. We're looking for a stronger year from this group in fiscal 2005, as the segment's volume grows with the new Visteon business in Europe for the Volkswagen Passat gas tank program (discussed in more detail on Page 12), and when a full 12 months of our VPI acquisition volume is reflected in the group's operating results. The only major obstacle to success for this group in 2005 remains the instability of crude oil prices which, as noted above, continues to have some sizable effects on the segment's raw material costs.

Transportation



Honda Odyssey's Cargo Storage Container Utilizes Compounds Manufactured by Spartech Polycom

SPARTECH's **Color & Specialty Compounds** segment (27% of our consolidated sales) recorded an approximate 15% increase in revenues to $302.7 million in fiscal 2004, with solid bookings coming from three of the segments' key markets served...Packaging, Transportation, and Lawn & Garden. The group's 14 facilities through the first 11 months of the year, and now 16 with the addition of VPI's operations in October, recorded satisfactory but not exceptionally strong plant utilization rates during most of 2004. However, this should improve further in fiscal 2005 as several new Transportation and Consumer Packaging customers are expected to be added early next year. The segment's operating margin also saw a modest increase with fiscal 2004 margin being reported at 3.8¢ per pound, a 6% increase over last year's 3.6¢ per pound. Volatile resin prices, especially in the second half of the year, erased most of the margin gains the group generated in the first six months of fiscal 2004. More stability in raw material prices, as currently projected for the second half of fiscal 2005, combined with the group's new capabilities from the addition of the VPI business, should allow this segment to return to more traditional (4-5¢/lb) margins by the latter portion of 2005.

Operating Earnings
Cents Per Pound Sold


6.9¢
6.5¢
6.7¢
'02
'03
'04

Our **Molded & Profile Products** segment, which represents the remaining 6% ($68.6 million) of the Company's sales, experienced a rebuilding/restructuring year in fiscal 2004. Sales in pounds were basically flat compared to 2003, at just under 40 million pounds sold each year, while operating earnings grew by more than 17%...through a strengthening of the Marine market and persistent cost containment efforts. Several new customers recently obtained by the "wheels" portion of this group should help return this segment to more traditional (16-17¢ per pound) margins by the second half of next year.

Net Earnings

In Millions of Dollars


$34.3
$34.1
$42.1
'02
'03
'04

Recreation & Leisure



Winnebago Uses Spartech Plastics' Sheet In All Of Its Class A Recreation Vehicles

Changing Environment...New Globalization Opportunity

As you are aware, the business environment in general, and SPARTECH's in particular, saw some dramatic changes over the last few years. To succeed in this new environment your management team recognizes that we must navigate several major global trends that will continue to effect how we operate our business. These trends include —

- An increasingly interdependent global economy that has generated some excess manufacturing capacity resulting in competitive pricing pressures...To succeed we must invest in innovation and build new revenue streams from current capabilities;

- A new economic order of global competitiveness and disposable income growth. Competition from China and India, where 40% of the world's population resides today, has evolved beyond low-cost manufacturing labor to include highly competitive engineering graduates. These graduates earn less than production workers in the developed world today, but are destined to become solid consumers in the future...We must think global growth but continue to understand local customer needs;

- A more volatile and uncertain world. The Middle East conflicts and resulting effects on our energy prices will not end soon...We must keep the confidence of our customers, shareholders, and employees by maintaining financial discipline and a lean business enterprise; and

- In regards to SPARTECH's specific situation, the rational distribution of British Vita's final ownership stake in our Company was completed in February of this year...Therefore we can now more readily expand our business, not just domestically, as in the past, but also globally as well.

In this new environment, we believe that we can solidly compete with our "Refined" Focused Growth Strategy which calls for "Investing in P•P•T•G", as discussed below.

Investing in... People • Products • Technology • Globalization

Since the early 1990s, our Company has always operated with one Mission Statement — **"Committed to Generating Value for Customers, Shareholders and Employees"** — and three unique "sets of single and multi-year goals" —

- **Long-Term (3-10 Year) Goals** — "Focused Growth" & "Continuous Improvement" Strategies;

- **Short-Term (1-2 Year) Goals** — Annual Operating Initiatives Introduced at our Awards & Recognition Meeting each July; and

- **Annual Operational Excellence & Financial Goals** — Traditional Operating & Financial Goals that Parallel Our Annual Business Plan.

And of course, all of the above is firmly based on our Board approved Company Culture — **"Growth with Integrity...The SPARTECH Way."**

Our Fiscal 2004 "Accountable and Lean" Short-Term Operating Initiative served us quite well during the year with (1) the attainment of a 9% increase in internal volume and (2) more than half of our 51 plants now being at some stage in the implementation of "Lean." Therefore, with our 2004 initiative well underway, and in light of the recent change in British Vita's ownership position, we felt that it was the right time to effectively expand our growth strategy to include Globalization in our 2005 Short-Term Goals Initiative. Highlights of our new **"Investing in...People • Products • Technology • Globalization"** initiative are summarized below and discussed in more detail on Pages 10 thru 12 of this Report.

- **PEOPLE**...Utilize Regional and Corporate Training to Advance Knowledge Base of All Personnel
- **PRODUCTS**...Accelerate Alloy Plastics and Product Transformation Introductions thru Utilization of Our New PDC
- **TECHNOLOGY**...Continually Monitor the Development of New Processes and Technologies
- **GLOBALIZATION**...Implement Our "Three Continent Plan" to Become The Best Solution Oriented Global Plastics Processor of The Future

Appliances & Electronics



Sub-Zero Refrigerators Utilize Products Manufactured By Our Spartech Plastics Group

Globalization can on occasion be a controversial subject today. In fact, it is viewed in some quarters as un-American. Rest assured that we are not looking to replace any domestic facilities or jobs as we go global, but instead plan to serve the growing global market with such facilities.

Strategic Expansions...New Financings

Our stated sales objective is for one-third to one-half of our revenue growth each year to come from acquisitions. In fiscal 2004 we successfully completed three strategic expansion transactions and made one major facility expansion.

In January of this year we purchased certain assets and entered into supply arrangements for a large portion of the business of the former QPS operation, an Indiana-based custom sheet extruder. Four months later we purchased certain assets and the exclusive rights to produce compounds from BASF's specialty polystyrene business, based in Ludwigshafen, Germany. Then on October 1 we completed the acquisition of substantially all of the assets of three divisions of VPI, based in Sheboygan, Wisconsin. The three divisions acquired were the Sheet Products (SPD), Contract Manufacturing (CMD), and Film & Converting (FCD). Total annual sales at the time of purchase for these three acquired operations approximated $110 million. The QPS and BASF acquisitions did not involve the purchase of manufacturing sites and therefore the related volume was placed in existing custom sheet and specialty compounds facilities, respectively. The three VPI sites are currently being integrated into our Spartech Plastics (SPD) and Spartech Polycom (CMD & FCD) units. Each of these acquisitions met the majority, if not all five, of our key acquisition criteria regarding geographic expansion, product diversity, new technology/markets, buying leverage, and earnings per share accretion.

Return on Equity

Average Balance


13.5%
11.1%
11.2%
'02
'03
'04

Shareholders' Equity at Year End

In Millions Of Dollars


$291
$322
$418
'02
'03
'04

In addition, in early July we completed the installation of a new multi-layer sheet extrusion line in Donchery, France -- simultaneous with the expansion of our Donchery facility. This $7-8 million project was the direct result of a large multi-year order received for specialized extruded sheet to be utilized in the production of fuel tanks for the Volkswagen Passat. This expansion also gives us our first Custom Sheet & Rollstock footprint in Europe.

In February we also completed a common stock offering ($24 per share) for 8.1 million shares (2.7 million primary and 5.4 million secondary). The secondary shares came from British Vita, previously our largest individual stockholder, which in 2001 made the decision to rationally sell its ownership position in the Company. This transaction completes that process. The approximate $61 million in net proceeds received by the Company were used to initially reduce our bank debt and then to help fund our business expansions (Donchery and our three acquisitions). In September we sold 5.54% senior unsecured notes, totaling $150 million, to 11 insurance/financial investors. These notes have a term of 12 years and are due in five equal annual installments of $30 million each beginning in September 2012. These financings helped further expand our competitive position in the plastics industry, assisted us in improving the liquidity of our stock by increasing the "public float", contributed to a stronger equity base (over $400 million at fiscal 2004 year end), and provided cost effective longer term financing to support additional growth during the next few years.

Commitment to Generating Value...Goals for 2005

The ultimate key to the success of any Company is its people and their personal commitment to excellence. As Jim Collins stated in his bestseller *Good to Great...* "If we get the right people on the bus; the right people in the right seats; and the wrong people off the bus; then we'll figure out how to take the bus someplace great." We believe that following our management restructuring this past year we now have the right people in the right places and they are passionate about further driving change within SPARTECH to become internationally known as "The Best Provider of Global Value Added Plastic Solutions"...by "Achieving the Highest Level of Customer Service." To this end we have outlined our Annual Operational Excellence & Financial Goals for 2005 to include:

- **Grow**...Global Sales - Both Internally and Thru Acquisitions - to Produce a 12-15% Sales Increase in 2005
- **Results**...Targeted to Produce .5¢ In Operating Earnings per Pound Sold Increase and Generate Earnings Per Share Growth of 15-20%
- **Efficiently**...Utilize Lean Concepts and Accelerated Change Teams to Increase Production Capacity by 5-10% While Reducing Our Debt
- **Accelerate**...Efforts to Advance the Knowledge of Our People and Expand the Capabilities of Our Information Technology Systems at a Faster Pace
- **Technology**...Advancements Must be Made to Increase the Flow of Alloy Plastics and Product Transformations to Market Thru New Technology Developments at Our PDC

Product Transformation


PODS

Portable On Demand Storage (PODS) Containers Are Made Using Spartech Plastics' Extruded Sheet

New Board Member...Outlook for 2005

As we move into our fiscal 2005, we would first like to welcome to our Board of Directors Ms. Pamela Lenehan, President of Ridge Hill Consulting, Needham, Massachusetts. She brings to SPARTECH over 30 years of financial, corporate development, and information technology experience which will be very beneficial to the Company as we become a more Global business.

In closing, hopefully as you read this letter our excitement and passion to succeed came through. All of us on the SPARTECH Team are looking forward to this coming year and you can be assured that we pledge our best efforts on your behalf to attain each and every one of the above stated goals in fiscal 2005. Finally, as always, we want to recognize, with gratitude, the support of all of our valued employees, customers, and financial partners, as well as the interest shown in our Company by you, our respected shareholders.



Bradley B. Buechler
Chairman, President &
Chief Executive Officer

Steven J. Ploeger
Executive Vice President
Custom Sheet & Rollstock

Randy C. Martin
Executive Vice President
Corporate Development &
Chief Financial Officer

George A. Abd
Executive Vice President
Color & Specialty Compounds
& Molded & Profile Products

Alloy Plastics



Spartech Polycast's Polyshield CR, Introduced In 2004, Meets The Demanding Criteria Required In Highly Engineered Aircraft Windshields

Enterprise Value at Year End

In Millions Of Dollars


$943
$1,064
$1,285
'02
'03
'04

Investing in... People • Products • Technology • Globalization

SPARTECH's management is firmly committed to the Company's Mission Statement and its corresponding goal of "Value Generation" for all SPARTECH customers, shareholders, and employees. And as discussed in the Shareholders' Letter, we supplement our efforts to attain this Value Generation Goal through annual initiatives with our 2005 Initiative being earmarked **Investing in...P•P•T•G.** This initiative, which responds to the ever-changing global environment we operate in today, was originally introduced to our Awards & Recognition Conference attendees this past summer and will be presented to the balance of our SPARTECH associates at our Annual Plant Shift Meetings to be held later this month.

Management Development Training



Washington University In St. Louis Is The Site For Both Our SPARTECH & Customer MDT Programs

Investing in...P•P•T•G


MDT
PDC
MLB
AAE
PEOPLE
PRODUCTS
TECHNOLOGY
GLOBALIZATION
SPARTECH

President's Award Winner



T. D. Phillips Was The 2004 Recipient Of Our President's Award At The Recent Awards & Recognition Conference Held In Virginia

The genesis of our new **P•P•T•G** initiative was the Board of Directors' Strategic Planning Meeting held in January 2004. It was at this meeting that the Board, together with management, outlined the Company's strategic growth plan for the next five years, considering the Globalization Opportunity which became available to the Company following the departure of British Vita, previously our largest individual shareholder. Our strategy to help implement each of the four key components of our new "Investing in...P•P•T•G" initiative follows —

People... We have always stated, and truly believe, that people are our most important asset. However, throughout the decade of the 1990s most of the training of our personnel came on-the-job...they learned how to perform their job in the same manner as previously done. Late in 2000 we decided that we needed to develop more "leaders" for the future and commenced our **M**anagement **D**evelopment **T**raining **(MDT)** program with Washington University in St. Louis, Missouri. Though deemed very successful by all participants and current management, we determined it was time to refine the MDT program this year to raise a generation of "growth leaders," not just leaders at SPARTECH. We wanted people with market depth, customer touch, and technical understanding. In this regard we made several modifications to our overall training program, including (1) more emphasis on our "market-driven management" concept through new annual sales personnel training and (2) an expansion of MDT to include a "Global Practices" module. In addition, in an effort to further strengthen our customer partnerships we had Washington University create a condensed version of MDT for our customers. The first "Customer" MDT was held the last week in September of this year, and appeared to be received quite well by all participants involved... **Summary** — Growth is the future and we believe that well-trained, talented people on both sides of our customer partnerships are important as we grow SPARTECH in the future.

Product Development Center


Spartech

Our New Product Development Center (PDC) Was Opened In June Of This Year

Products... One avenue we have taken over the years in our attempt to maintain market leadership positions (Number 1 in Extruded Sheet & Rollstock and Top 10 in Color & Specialty Compounds today -- per *Plastics News* North American rankings) is constant product innovation. Our goal in this area is to have 25% of our total revenues by 2008 coming from our Alloy Plastics (new proprietary products) and Product Transformations (conversion of wood/metal/glass to plastics applications) which have been introduced in the past five years. To assist in attaining this goal, we recently opened a new 30,000 square foot **P**roduct **D**evelopment **C**enter **(PDC)** located in Warsaw, Indiana. The ribbon-cutting ceremony to officially open the PDC was held in conjunction with our Annual Technical Conference where we set a new attendance record, with more than 225 customers attending the conference. The PDC, which houses three sheet and two profile lines, along with two new thermoformers and various laboratory testing equipment, was designed to serve the Company's existing and future customers as the Center (1) provides innovative product and process solutions; (2) accelerates the flow of new products to market; (3) designs optimal product formulations; and (4) complements our customers' technical capabilities... **Summary** — While we have made a sizeable investment in the PDC, we believe the payback will be considerable as more extensive customer development, new technologies and solutions, and the acceleration of products to market lead us to increased business and more satisfied customers.

New Lenticular Technology



Our Recent VPI Acquisition Allowed Us To Enter The New Technical & High Growth Lenticular Packaging Market

Technology... Technology and innovation are at the heart of most of our initiatives. Technical leadership (1) produces high-margin products, like the lenticular material, which provides three-dimensional and animated visual effects for graphic arts and packaging applications, that was added to our product summary following the VPI acquisition, (2) wins competitive battles, and (3) creates new markets. At SPARTECH we have been one of

Multi-Layer Gas Tank Sheet



Gas Tanks Going Into The New VW Passat Are Being Produced Using Spartech Plastics' Sheet Manufactured In Donchery, France

Population Trends


5.2
3.6
1.3
.9
.9
.7
Americas
Asia
Europe
2000
2050

In The Next 30-45 Years Both The Americas & Asia Are Projected To Grow By More Than 40%

the leaders in the area of multi-layer extrusion for years. The effort actually started a few years prior to...but really accelerated during...our major acquisition growth years (1994-2000). It was during this period that we elected to not run certain inefficient lines that were part of acquisitions, but instead to refurbish these extruders and create multi-layer extrusion lines. Today nearly 75% of our Spartech Plastics sheet & rollstock extrusion lines are capable of producing multi-layer...anywhere from co-extrusion to **M**ulti-**L**ayer (3-7) **B**arrier **(MLB)** production. Such technological advances have allowed us to obtain some very sophisticated business, like the six-layer co-extruded sheet being used to form the Volkswagen Passat gas tank.

In addition, our other two major units -- Spartech Polycom and Spartech Industries -- through a combination of new efficient equipment and formulation advances -- continually focus successfully on New Product Development as well. In late fiscal 2004 Spartech Industries landed a large multi-year contract for the production of thermoplastic wheels, directly the result of their advanced machine technology... **Summary** — Advantages in Technology will almost always outperform market advantages in the long run.

Globalization... Global growth is more than just low-cost production and the exporting or importing of large quantities of products. You must be equally committed to developing capabilities and relationships in the markets where you want to succeed. There has been much talk about foreign jobs eliminating reasonably high-paying American positions, mainly in the Midwest. We have stated in the past, and will continue to state in the future, that our position to go Global is due to the size of the foreign market, not to close facilities in the U.S. The chart at left reflects both the size and anticipated growth coming from different markets/areas in the world over the next 30-45 years. Obviously, both today and in the future, Asia will be a major consumer for all types of products. Supporting this projection is the major resin companies' investment in the Far East over the past few years. Based upon these investments, including a new GE Product Development Center in the Shanghai area, we developed our "Three Continent Plan." This plan is centered around our belief that in the next decade the most advantageous raw material prices will go to those companies that are buyers of such raw materials in all of the three major plastic processing markets today -- **A**merica, **A**sia, and **E**urope **(AAE).** To that end, we have announced our intent to have a facility in China before the end of 2005, which, when coupled with our recent investment in Europe and, of course, our large position in North America, will place us on all such three key continents by the end of calendar 2005... **Summary** — Our "Three Continent Plan" should allow us to meet most if not all competitive situations in the future.

Table of Contents - Financial Section

Net Sales

In Millions of Dollars



$898.3
$956.2
$1,121.7
'02
'03
'04

Business Overview

SPARTECH is an intermediate processor of thermoplastics which converts base polymers or resins from commodity suppliers into extruded plastic sheet and rollstock, specialty film laminates, cell cast acrylic sheet, specialty plastic alloys, color concentrates & blended resin compounds, and injection molded & profile extruded products for customers in a wide range of markets. We operate 51 production facilities (49 throughout North America and two in Europe) that are organized into three business segments: (1) Custom Sheet & Rollstock (67% of total 2004 sales), (2) Color & Specialty Compounds (27% of total 2004 sales), and (3) Molded & Profile Products (6% of total 2004 sales). The discussions of results that follow incorporate acquisitions of businesses including our 2004 acquisition of three divisions of VPI (October 2004), 2003 acquisitions of the sheet extrusion business of TriEnda, a division of Wilbert Inc. (September 2003), and Polymer Extruded Products (PEP), Inc. (March 2003), and our 2002 acquisition of GWB Plastics Holding Company (GWB), parent of UVTEC and PolyTech South (June 2002). We consider purchases of certain assets and liabilities that do not qualify as a business for accounting purposes (referred to as outsourcing acquisitions) as internal growth because such purchases are comparable to other internal investments such as capital expenditures.

Results of Operations

Comparison of Fiscal Years 2004 and 2003

Net sales were $1,121.7 million for the year ended October 30, 2004, representing a 17% increase from the prior year. Internal volume of pounds sold comprised 9% of the net sales growth, acquisitions accounted for 4%, and price/mix accounted for the remaining 4% of the increase.

The strong internal volume growth in 2004 was due primarily to demand increases in every major market we serve. Demand was particularly strong in the Packaging, Transportation, and Recreation & Leisure markets. Net sales of the Custom Sheet & Rollstock segment increased 19% to $750.5 million in 2004 from $628.5 million in 2003. The percentage increase was comprised of internal volume of pounds sold (11%), the TriEnda, VPI, and PEP acquisitions (5%), and price/mix (3%). The internal volume of pounds sold in this segment was mostly driven by strong demand primarily in the Packaging, Building & Construction, and Transportation markets. Approximately 4% of the increase in pounds sold in 2004 compared to the prior year was due to the full year impact of our new facility in Mexico which began shipping to customers in the spring of 2003. Net sales of the Color & Specialty Compounds segment increased 15% to $302.7 million in 2004 from $263.0

Packaging



Packaging For M & M's Is Produced With Materials Manufactured By Spartech Polycom million in 2003. The percentage increase was comprised of internal volume of pounds sold (10%), the impact of the VPI acquisition (2%), and price/mix (3%). Internal volume growth was primarily attributable to strong demand in the Transportation and Building & Construction markets. The Molded & Profile Products segment net sales increased to $68.6 million, or 6%, from $64.6 million in 2003. The percentage increase was due mostly to price/mix as sales in pounds were flat in 2004 compared to 2003.


Net Sales
In Millions of Pounds
1,179
1,207
1,383
'02
'03
'04

Cost of sales in 2004 increased to $967.0 million, or 86.2% of net sales, from $822.1 million in 2003, or 86.0% of net sales. The slight increase in cost of sales as a percentage of net sales reflected the net effect of sharp increases in resin prices throughout 2004 partially offset by better leverage on conversion costs from increased sales volume and lean manufacturing initiatives. Material margins per pound sold for 2004 dropped just under .7 cent per pound from 2003 to 2004 due to resin price increases that could not be passed on quickly enough in terms of higher sales prices. The 2004 decrease in material margin per pound was more than offset by reductions in conversion costs resulting from better capacity utilization rates and our lean manufacturing initiative leading to a .2 cent increase in operating earnings per pound sold. We expect to continue experiencing pricing pressures on raw material costs, and we will attempt to minimize the impact of delays in passing on such increases to customers with production efficiencies, inventory control techniques, and negotiating competitive prices with our suppliers.

Amortization of intangibles increased to $2.8 million in 2004 compared to $2.2 million in 2003. This increase reflected the full year impact of the PEP acquisition, one month of the VPI acquisition, and the 2004 outsourcing acquisition of the European Specialty Polystyrene Compounds business of BASF in April 2004. Selling, general, and administrative expenses were $59.1 million in 2004 compared to $53.5 million in 2003. This increase was mostly caused by the variable portion of expenses resulting from growth in sales and the impact of acquisitions which accounted for approximately 3% of the dollar increase. As a percentage of net sales, selling, general, and administrative expenses declined to 5.3% in 2004 from 5.6% in 2003 primarily reflecting leverage from strong sales growth.


Net Sales
Price Per Pound Sold
$.76
$.79
$.81
'02
'03
'04

Operating earnings were $92.8 million in 2004, or 8.3% of net sales, compared to $78.3 million in 2003, or 8.2% of net sales. More importantly, our key measure of operating earnings per pound increased from 6.5 cents in 2003 to 6.7 cents in 2004. Each of the operating segments generated increases in operating earnings due primarily to increases in sales volume and cost leverage. The Custom Sheet & Rollstock segment experienced the largest improvement in conversion costs per pound of 2.4 cents from 2003 to 2004, but lost 2.6 cents of this improvement from lower material margin per pound due to higher resin prices and mix. Operating earnings per pound for the Color & Specialty Compounds segment improved .1 cent in 2004 compared to 2003 due to more favorable mix of sales of engineered filled compounds and better leverage on selling costs which more than offset pressure on material margin from resin price increases. The Molded & Profile Products segment saw a 2.2 cents increase in operating earnings per pound in 2004 over 2003 due mostly to a favorable shift in mix of product sold from custom profiles to wheels sold primarily to the Lawn & Garden market.

Interest expense was $25.4 million in 2004 compared to $25.0 million in 2003. The slight increase in interest expense reflects an increase in our average interest rate and additional borrowings in the fourth quarter of 2004 to finance the VPI acquisition, partially offset by lower borrowing levels in the earlier portion of 2004. An interest rate swap encompassing $125.0 million of bank debt expired on November 10, 2004. On this date, our effective interest rate on this bank debt reverted back to a variable 30-day Eurodollar rate plus applicable margin (which was 2.59% at October 30, 2004) from the fixed swap effective rate including the applicable margin totaling 6.80%.

Our effective tax rate was 37.6% in 2004 compared to 36.0% in 2003. The 2004 increase primarily reflects the lack of favorable adjustments included in 2003 related to a final settlement with the Internal Revenue Service on certain income tax refunds.

Net earnings increased to $42.1 million in 2004, or 23%, from $34.1 million in 2003 reflecting the impact of strong sales volume growth from strong demand and acquisitions. Diluted earnings per share increased to $1.32, or 15%, from $1.15 in 2003 reflecting the increase in net earnings, partially offset by an increase in shares outstanding from our February 2004 stock offering.

Operating Earnings

Cents Per Pound Sold


6.9¢
6.5¢
6.7¢
'02
'03
'04

Comparison of Fiscal Years 2003 and 2002

Net sales were $956.2 million for the year ended November 1, 2003, representing a 6% increase from the prior year. Acquisitions accounted for approximately 3% of the increase while internal volume in pounds sold grew by 1% and price/mix accounted for the balance of the increase over 2002 (resulting in a 3 cents increase in the average sales price per pound).

Compared to the prior year, sales in 2003 were strong to customers serving the Transportation, Roofing, and Lawn & Garden markets as well as a solid performance in Pool & Spa applications. All other major markets served by the Company were relatively flat compared to the prior year. Net sales of the Custom Sheet & Rollstock segment increased 5% to $628.5 million in 2003, from $600.5 million in 2002. The March 2003 acquisition of PEP accounted for 2% of the increase, while internal growth added 3% (2% increase in volume along with 1% price/mix effect). The Custom Sheet & Rollstock segment accounted for most of the increase in sales to the Transportation market. This segment also benefited from the opening of our new facility in Mexico which began shipping production volumes in April 2003. Net sales of the Color & Specialty Compounds segment increased 12% to $263.0 million in 2003 from $235.7 million in 2002. Sales from the full year effect of the GWB acquisition, primarily servicing the Roofing market, contributed nearly 9% of the increase. The remaining growth was due to price/mix changes, as internal volume shipped was flat for the year. Sales for the Molded & Profile Products segment increased 4% to $64.6 million in 2003 from $62.1 million in 2002, led by a strong performance from our Custom Engineered Wheels group for Lawn & Garden applications.

Operating Earnings

As % of Net Sales


9.0%
8.2%
8.3%
'02
'03
'04

Cost of sales in 2003 increased to $822.1 million from $763.1 million in 2002, and increased as a percentage of net sales to 86.0% from 85.0% in 2002. The increased cost of sales percentage was due mainly to price increases on most of the Company's raw materials, primarily in the second quarter of 2003. These increases began to stabilize by the third quarter and throughout the fourth quarter.

Amortization of intangible assets increased to $2.2 million in 2003 from $0.7 million in 2002 due to intangible assets acquired from GWB and PEP. Selling, general, and administrative expenses were $53.5 million for 2003, comparable to $53.6 million in 2002. A decrease in bad debt expense incurred for the year was partially offset by costs added from recent acquisitions. As a percentage of net sales, selling, general, and administrative expenses declined to 5.6% in 2003 from 6.0% in 2002.

Operating earnings were $78.3 million in 2003 (8.2% of net sales) compared to $80.9 million (9.0% of net sales) reported in 2002. The decrease in operating earnings was attributable mainly to the Color & Specialty Compounds segment which was hardest hit by the sharp increases in resin cost during the first half of 2003. The operating margin percentage in this group dropped to 8.0% from the 10.9% achieved in 2002. Operating margins began to rebound in this group during our fourth quarter as resin prices stabilized and contracted price increases were more fully in effect. Operating margins in the Custom Sheet & Rollstock segment reduced slightly from 2002, but remained in the double digits.

Interest expense of $25.0 million in 2003 decreased by 7% from $26.8 million in 2002. The reduction in interest expense resulting from debt repayments of $37.1 during 2003 was partially offset by the $27.6 million spent for acquisitions during the year. In 2003, approximately 93% of our debt and convertible preferred financings were fixed rate, resulting in interest expense being less affected by the reduction in interest rates during the year.

SG&A Expenses

As % of Net Sales


6.0%
5.6%
5.3%
'02
'03
'04

Our effective tax rate was 36.0% in 2003, compared to 36.6% in 2002, reflecting an improvement in our combined state tax rate and favorable adjustments related to a final settlement with the Internal Revenue Service on income tax refunds, as well as ongoing benefits from research and development credits.

Net earnings of $34.1 million in 2003 decreased slightly from $34.3 million in 2002. Diluted earnings per share declined to $1.15 in 2003 from $1.21 in 2002, due mainly to an increase in average shares outstanding from our May 2002 stock offering which were outstanding for the full year in 2003.

Other Matters

We operate under various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways, or otherwise disposed of on and off our properties. In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including a SPARTECH subsidiary, regarding the Lower Passaic River. Our subsidiary has agreed to participate along with at least 39 other companies (including several companies added in 2004) in an environmental study to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from our $221 thousand accrual as of October 30, 2004. In the event of one or more adverse determinations related to this issue, the impact on our results of operations could be material to any specific period. However, it is our opinion that future expenditures for compliance with these laws and regulations, as they relate to the Lower Passaic River issue and other potential issues, will not have a material effect on our capital expenditures, financial position, or competitive position.

Appliances & Electronics



Wheels Produced At Our Spartech Industries Facility Are Used On A Variety Of Small Appliances

The plastic resins we use in our production processes are derived from crude oil or natural gas, which are available from a number of domestic and foreign suppliers. Historically, our raw materials have been only somewhat affected by supply, demand, and price trends of the petroleum industry, however, more recently the unusually high price of crude oil has had a greater impact on increasing the price of plastic resins, our most significant raw material. We currently expect this pricing relationship to continue in the foreseeable future. Past trends in resin pricing, periods of anticipated or actual shortages of a particular resin, and changes in supplier capacities can also have an impact on the cost of our raw materials during a particular period. Price spikes in crude oil and natural gas along with the political unrest in oil producing countries have resulted in unusually high pricing pressures during 2003 and 2004 which resulted in dramatic increases in the prices of our raw materials. In prior years, we were able to minimize the impact of such price increases in raw material costs by controlling our inventory levels, increasing production efficiencies, passing through price changes to customers, and negotiating competitive prices with our suppliers. These pricing changes were more difficult for us to manage and have negatively affected our operating margins in 2003 and 2004. While we will continue to implement the actions noted above to help minimize the impact of price changes on our margins, the direction, degree of volatility, and our ability to manage future pricing changes is uncertain.

Liquidity and Capital Resources

Cash Flow

Our primary sources of liquidity have been cash flows from operating activities, borrowings from third parties, and equity offerings. Our principal uses of cash have been to support our operating activities, invest in capital improvements, finance strategic business/outsourcing acquisitions, and pay dividends on common stock.

Cash flows from operations were $37.8 million in 2004 compared to $66.7 million in 2003. The decrease in 2004 reflects investment in net working capital of $48.1 million in 2004 compared to $14.3 million in 2003. The increase in net working capital investment primarily resulted from strong sales growth in 2004, continued increases in resin prices, and selective pre-buys of raw materials ahead of announced resin price increases which led to increases in inventory and receivable amounts. Our cash flows from operations of $66.7 million in 2003 was lower than the $87.1 million generated in 2002 as changes in working capital used $14.3 million of cash flow in 2003 while changes in working capital provided $12.5 million of cash flow in 2002. The use of working capital in 2003 was reflective of the growth in business and the increase in resin prices compared to the prior year. Working capital in 2002 benefited from lower resin prices and improvements in nearly every major category.

Medical



Spartech Townsend's Acrylic Tubes Are Utilized In Various Medical Devices

Our primary investing activities are capital expenditures and business/outsourcing acquisitions in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $35.0 million for 2004, $22.0 million for 2003, and $28.2 million for 2002. The higher capital expenditures in 2004 are associated with the expansion of our Donchery, France facility and our new Product Development Center in Warsaw, Indiana. The capital expenditures in 2002 reflected expansions in Tupelo, Mississippi and Ramos Arizpe, Mexico. We expect capital expenditures in 2005 to approximate the level of capital expenditures in 2004.

In 2004, our business acquisitions totaled $87.9 million and consisted of $86.5 million paid for the VPI business and $1.4 million paid to complete the September 2003 acquisition of TriEnda extrusion assets. Our outsourcing acquisitions in 2004 included $6.0 million for certain assets of BASF's specialty polystyrene business and $2.1 million for a large portion of the business of the former QPS operation. In 2003, we completed the business acquisitions of PEP for $23.6 million and the sheet extrusion business of Wilbert, Inc.'s TriEnda division for $4.0 million. Cash invested for business acquisitions in 2002 mostly includes net cash paid of $47.1 million for the GWB acquisition.

Capital Expenditures
In Millions Of Dollars


$28.2
$22.0
$35.0
'02
'03
'04

Cash flows provided by financing activities were $138.3 million for 2004. In September 2004, we completed a private placement of unsecured notes that provided proceeds of $150.0 million, which were partially used to fund the VPI business acquisition. In February 2004, we completed a common stock offering that provided proceeds of $60.9 million. Payments on notes in 2004 were $32.9 million. The increase in payments on notes over the prior year was attributable to the single principal payment on the 1997 Series B Notes due in fiscal 2004 (see Note 7 to the Consolidated Financial Statements). Net payments on bank credit facilities were $27.2 million. The bank credit facility payments included a pay down of the balance to $125.0 million, the portion of the borrowings covered by our interest rate swap agreement that expired on November 10, 2004. Additional financing activities during 2004 included common stock dividends of $13.8 million, proceeds of stock options exercised of $4.1 million and the purchase of treasury stock for $2.7 million. The amount remaining from financing activities contributed to the increase in year end cash of $45.2 million. In November 2004, a portion of the year end cash balance was used to pay down a portion of the bank credit facility, subsequent to the expiration of the interest rate swap agreement. We paid common stock dividends at a rate of 44¢ per share in calendar 2004, and our Board of Directors has approved an annual rate of 48¢ per share for calendar 2005.

Cash flows used in financing activities were $21.3 million for 2003. The primary activities were net bank credit facility borrowings of $8.5 million, payments on notes of $17.9 million, purchase of treasury stock of $3.4 million, common stock dividends of $11.7 million, and proceeds from stock options exercised of $3.3 million. Cash flows used in financing activities were $11.6 million for 2002. The primary activities were proceeds received from our May 30, 2002 stock offering of $50.7 million (which were used primarily to fund the GWB acquisition), net bank credit facility payments of $32.2 million, payments on notes of $17.9 million, purchase of treasury stock of $6.7 million, common stock dividends of $10.7 million, and proceeds from stock options exercised of $5.5 million.

Operating Cash Flow

In Millions Of Dollars


$87.1
$66.7
$37.8
'02
'03
'04

The following table summarizes our contractual obligations as of October 30, 2004 (dollars in thousands):

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-term Debt	$ 672,826	$ 38,737	$ 56,444	$ 162,954	$ 414,691
Capital Lease Obligations	466	32	76	117	241
Operating Lease Obligations	34,154	7,813	10,635	6,725	8,981
Purchase Obligations	247	247	—	—	—
Total	$ 707,693	$ 46,829	$ 67,155	$ 169,796	$ 423,913

Amounts included in long-term debt include principal and guaranteed interest payments. Amounts included in purchase obligations represent future contractual payments under various take-or-pay arrangements entered into as part of the normal course of business. Commitments made under these arrangements represent future purchases in line with expected usage to obtain favorable pricing. The amounts in the previous table exclude obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders that are part of normal operations and are reflected in historical operating cash flow. We do not believe such purchase obligations will adversely affect our liquidity position. In addition, the previous table does not include long-term contingent liabilities and liabilities related to deferred taxes because it is not certain when these liabilities will become due.

Business Acquisitions

In Millions Of Dollars


$88.0
$46.2
$27.6
'02
'03
'04

Financing Arrangements

In November 2000, we entered into an interest rate swap for $125 million of our fixed LIBOR loans outstanding. Under the swap arrangement, our LIBOR rate was fixed at 6.06%, plus the borrowing margin, until November 10, 2004. This swap arrangement was accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

On May 30, 2002, we completed a public offering of 9,487,500 shares of our common stock. These shares represented 7,063,125 shares owned by two selling shareholders and 2,424,375 newly issued shares. The common stock was sold to the public at $22.00 per share. We used the net proceeds from the sale of our shares, totaling $50.7 million, primarily to finance the GWB acquisition. Effective February 3, 2004, we completed a public offering of 8,054,000 shares of our common stock. These shares represented 5,382,836 shares owned by Vita International Limited and 2,671,164 newly issued shares. The common stock was sold to the public at $24.00 per share. We used the net proceeds from the sale of our shares, totaling $60.9 million, to reduce borrowings under our bank credit facility and to finance acquisitions and other investing activities of the Company.

On March 3, 2004, we refinanced our U.S. unsecured bank credit facility providing aggregate availability of $200 million and expiring on March 3, 2009. Interest on the bank credit facility is payable at a rate chosen by us of either prime or Eurodollar Rate plus a 0.5% to 1.125% borrowing margin, and the agreement requires a fee of 0.10% to 0.275% for any unused portion of the facility. On April 27, 2004, our Canadian subsidiary refinanced its unsecured bank credit facility providing aggregate availability of $10 million Canadian and expiring on March 3, 2009. Interest on the bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a .5% to 1.125% borrowing margin, and the agreement requires a non-use fee of .10% to .275% for any unused portion of the facility. At October 30, 2004, our total outstanding borrowings under our bank credit facilities were $125 million at a weighted average interest rate of 6.8% (including the effect of an interest rate swap which expired on November 10, 2004). At October 30, 2004 we had access to $69.4 million under our credit facilities in addition to $49.0 million of cash and equivalents.

Total Debt

In Millions Of Dollars


$393.0
$383.8
$474.1
'02
'03
'04

On September 15, 2004, we completed a private placement of unsecured notes at an interest rate of 5.54% totaling $150 million. We used these proceeds primarily to finance our acquisition of three divisions of VPI on October 1, 2004.

Our current credit facilities contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial and debt service ratios and net worth levels. While we were in compliance with such covenants in 2004 and currently expect to be in compliance during 2005, our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness, which could adversely impact our business, financial condition, and results of operations.

We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will provide the resources for (i) satisfying our working capital needs, regular quarterly dividends, and planned capital expenditures and (ii) managing the capital structure on a short and long-term basis.

Significant Accounting Policies, Estimates, and Judgments

Total Interest Expense

In Millions Of Dollars


$26.8
$25.0
$25.4
'02
'03
'04

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, shareholders' equity, revenues and expenses, and disclosures of contingent assets and liabilities at the date of the financial statements. Significant accounting policies, estimates and judgments which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

> **Revenue Recognition** – We recognize revenue as the product is shipped and title passes to the customer. We manufacture our products either to standard specifications or to custom specifications agreed upon with the customer in advance, and we inspect our products prior to shipment to ensure that these specifications are met. We continuously monitor and track product returns, which have historically been within our expectations and the provisions established. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same, or better return rates, than we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

Cash Dividends

Per Share Of Common Stock


$.38
$.40
$.44
'02
'03
'04

Appliances & Electronics



Spartech Plastics Produces Sheet Used In A Variety Of Appliances

Accounts Receivable – We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Inventories – We value inventories at the lower of (i) actual cost to purchase or manufacture the inventory or (ii) the current estimated market value of the inventory. We also buy scrap and recyclable material (including regrind material) to be used in future production runs. We record these inventories initially at purchase price and, based on the inventory aging and other considerations for realizable value, we write down the carrying value to brokerage value, where appropriate. We regularly review inventory on hand and record provisions for obsolete inventory. A significant increase in the demand for our raw materials could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, most of our business is custom products, where the loss of a specific customer could increase the amount of excess or obsolete inventory on hand. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and the operating results.

Acquisition Accounting – We have made several acquisitions in recent years. All of these acquisitions have been accounted for in accordance with the purchase method, and accordingly, the results of operation were included in our Consolidated Statement of Operations from the respective date of acquisition. The purchase price has been allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the net identifiable assets acquired is recorded as goodwill. The initial allocation of purchase price is based on preliminary information, which is subject to adjustments upon obtaining complete valuation information. While the delayed finalization of a purchase price has historically not had a material impact on the consolidated results of operations, we cannot guarantee the same results in future acquisitions.

Valuation of Long-Lived Assets – We review the carrying value of our long-lived assets, which primarily include property plant and equipment, goodwill, and other intangible assets, whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. If we determine that the carrying value of a long-lived asset may not be recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Fair value is generally measured based on a projected discounted cash flow method using a discount rate determined to be commensurate with the risk inherent in the business. The estimates in projected cash flows and discount rates are subject to change due to the economic environment, including such factors as interest rates, expected market returns, and the volatility of markets served. We believe that the estimates are reasonable; however, changes in estimates could materially affect the fair value assessments.

Contingencies – We are involved in litigation in the ordinary course of business, including environmental matters. Our policy is to record expense for contingencies when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Estimating probable losses requires assessment of multiple outcomes that often depends on management's judgments regarding, but not limited to, potential actions by third parties such as regulators. The final resolution of these contingencies could result in expenses different than current accruals, and therefore have a material impact on our consolidated financial results in a future reporting period.

Sign & Advertising


McDonald's

McDonald's Outdoor Signs Utilize Weatherable Sheet Produced At Our Spartech Plastics Cape Girardeau, Missouri Facility

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued a revised version of Statement of Financial Accounting Standards (SFAS) 123, "Share Based Payment," (SFAS 123R) which replaces the original SFAS 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principals Board (APB) Opinion 25, "Accounting for Stock Issued to Employees." SFAS 123R requires public companies to recognize the costs associated with the award of equity instruments to employees in the results of operations over the service period related to the award. The cost is based on the fair value of the equity instrument at the date of grant. The provisions of SFAS 123R will be effective for us in the fourth quarter of 2005. The impact of the adoption of this standard on our historical net income and earnings per share is disclosed in Note 1 to the Notes to the Consolidated Financial Statements.

Forward-Looking Statements

This Report contains certain forward-looking statements, defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements, and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including changes in the availability and cost of raw materials, the level of financial leverage and restrictions from our indebtedness agreements, decreases in our level of sales or operating profits, the volatility or decline of our stock price, the requirement to pay substantial remediation costs or regulatory fines, unanticipated events that may prevent us from competing in existing or new markets, and our ability to successfully complete or integrate acquisitions. Investors are also directed to the discussion of risks and uncertainties associated with forward-looking statements contained in our Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Return on Equity

Average Balance


13.5%
11.1%
11.2%
'02
'03
'04

CONSOLIDATED BALANCE SHEET

	October 30, 2004	November 1, 2003
Assets		
	(Dollars in thousands)	
Current Assets		
Cash and equivalents	$ 48,954	$ 3,779
Receivables, net of allowance of $2,997 in 2004 and $3,737 in 2003	188,427	149,546
Inventories	142,035	99,671
Prepaids and other	20,718	15,127
Total Current Assets	400,134	268,123
Property, Plant, and Equipment, Net	330,745	283,924
Goodwill, Net	361,957	334,392
Other Intangible Assets, Net	43,967	24,974
Other Assets	12,811	13,250
	$1,149,614	$ 924,663
Liabilities and Shareholders' Equity		
Current Liabilities		
Current maturities of long-term debt	$ 18,027	$ 32,991
Accounts payable	116,386	97,586
Accrued liabilities	44,223	39,987
Total Current Liabilities	178,636	170,564
Long-Term Liabilities		
Convertible subordinated debentures	154,639	154,639
Other long-term debt, less current maturities	301,425	196,189
Deferred taxes	94,825	78,568
Other liabilities	2,357	2,345
Total Long-Term Liabilities	553,246	431,741
Shareholders' Equity		
Common stock, 33,131,846 and 30,460,682 shares issued in 2004 and 2003, respectively	24,849	22,846
Contributed capital	196,264	139,243
Retained earnings	220,136	191,912
Treasury stock, at cost, 952,073 shares in 2004 and 1,108,381 shares in 2003	(23,653)	(27,142)
Accumulated other comprehensive income (loss)	136	(4,501)
Total Shareholders' Equity	417,732	322,358
	$1,149,614	$ 924,663

See accompanying notes to consolidated financial statements.

Fiscal Year	2004	2003	2002
	(Dollars in thousands, except per share amounts)		
Net Sales	$ 1,121,725	$ 956,160	$ 898,308
Costs and Expenses			
Cost of sales	966,963	822,147	763,145
Selling, general, and administrative	59,121	53,540	53,624
Amortization of intangibles	2,840	2,187	660
	1,028,924	877,874	817,429
Operating Earnings	92,801	78,286	80,879
Interest	25,436	24,965	26,816
Earnings Before Income Taxes	67,365	53,321	54,063
Income taxes	25,302	19,218	19,793
Net Earnings	$ 42,063	$ 34,103	$ 34,270
Net Earnings Per Common Share			
Basic	$ 1.34	$ 1.17	$ 1.23
Diluted	$ 1.32	$ 1.15	$ 1.21

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock	Contributed Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
			(Dollars in thousands)			
Balance, November 3, 2001	$ 21,039	$ 94,239	$ 145,909	$ (30,410)	$ (14,231)	$ 216,546
Comprehensive income:						
Net earnings	—	—	34,270	—	—	34,270
Other comprehensive income:						
Translation adjustments	—	—	—	—	1,518	1,518
Cash flow hedge adjustments, net of tax of $288	—	—	—	—	(465)	(465)
Comprehensive income						35,323
Common stock issuance	1,807	48,856	—	—	—	50,663
Stock options exercised	—	(2,882)	—	8,423	—	5,541
Cash dividends	—	—	(10,661)	—	—	(10,661)
Treasury stock purchases	—	—	—	(6,714)	—	(6,714)
Balance, November 2, 2002	$ 22,846	$ 140,213	$ 169,518	$ (28,701)	$ (13,178)	$ 290,698
Comprehensive income:						
Net earnings	—	—	34,103	—	—	34,103
Other comprehensive income:						
Translation adjustments	—	—	—	—	6,038	6,038
Cash flow hedge adjustments, net of tax of $ (1,633)	—	—	—	—	2,639	2,639
Comprehensive income						42,780
Stock options exercised	—	(970)	—	4,275	—	3,305
Cash dividends	—	—	(11,709)	—	—	(11,709)
Treasury stock purchases	—	—	—	(2,716)	—	(2,716)
Balance, November 1, 2003	$ 22,846	$ 139,243	$ 191,912	$ (27,142)	$ (4,501)	$ 322,358
Comprehensive income:						
Net earnings	—	—	42,063	—	—	42,063
Other comprehensive income:						
Translation adjustments	—	—	—	—	941	941
Cash flow hedge adjustments, net of tax of $ (2,170)	—	—	—	—	3,696	3,696
Comprehensive income						46,700
Common stock issuance	2,003	58,919	—	—	—	60,922
Restricted stock grant	—	180	—	—	—	180
Stock options exercised	—	(2,078)	—	6,144	—	4,066
Cash dividends	—	—	(13,839)	—	—	(13,839)
Treasury stock purchases	—	—	—	(2,655)	—	(2,655)
Balance, October 30, 2004	$ 24,849	$ 196,264	$ 220,136	$ (23,653)	$ 136	$ 417,732

See accompanying notes to consolidated financial statements.

Fiscal Year	2004	2003	2002
		(Dollars in thousands)	
Cash Flows from Operating Activities			
Net earnings	$ 42,063	$ 34,103	$ 34,270
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	35,056	31,566	28,120
Change in current assets and liabilities, net of effects of acquisitions and divestitures:			
Receivables	(21,599)	(18,472)	(1,380)
Inventories	(32,771)	(713)	1,879
Prepaids and other	(7,538)	(2,192)	2,063
Accounts payable	10,944	10,975	3,871
Accrued liabilities	2,914	(3,881)	6,023
Other, net	8,703	15,294	12,224
Net cash provided by operating activities	37,772	66,680	87,070
Cash Flows from Investing Activities			
Capital expenditures	(35,003)	(22,009)	(28,217)
Business acquisitions	(87,952)	(27,589)	(46,176)
Outsourcing acquisitions	(8,141)	—	(2,916)
Dispositions of assets	—	293	492
Net cash used for investing activities	(131,096)	(49,305)	(76,817)
Cash Flows from Financing Activities			
Bank credit facility (payments)/borrowings, net	(27,204)	8,530	(32,151)
Borrowings from issuance of notes	150,000	—	—
Payments on notes	(32,857)	(17,857)	(17,857)
Payments on bonds and leases	(133)	(150)	(374)
Issuance of common stock	60,922	—	50,663
Cash dividends on common stock	(13,839)	(11,709)	(10,661)
Stock options exercised	4,066	3,305	5,541
Treasury stock acquired	(2,655)	(3,436)	(6,714)
Net cash provided (used) by financing activities	138,300	(21,317)	(11,553)
Effect of exchange rate changes on cash and equivalents	199	210	239
Increase (decrease) in cash and equivalents	45,175	(3,732)	(1,061)
Cash and Equivalents at Beginning of Year	3,779	7,511	8,572
Cash and Equivalents at End of Year	$ 48,954	$ 3,779	$ 7,511

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)

1) Significant Accounting Policies

Basis of Presentation - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent of the outstanding capital stock of such entities are accounted for by the equity method.

Foreign Currency Translation - Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included in a separate component of shareholders' equity. Transactional gains and losses arise from receivable and payable balances in the normal course of business that are denominated in a currency other than the functional currency of the operation and are recorded in income when they occur. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of October 30, 2004 or November 1, 2003.

Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Allowance for Doubtful Accounts - The Company performs ongoing credit evaluations of customers that includes reviewing creditworthiness from third-party reporting agencies, monitoring payment histories, and adjusting credit limits as necessary. We continually monitor collections and payments for our customers and maintain a provision for estimated credit losses recorded based on historical experience and specifically identified customer collection issues.

Inventories - Inventories are valued at the lower of (i) actual cost to purchase or manufacture the inventory (specific identification) or (ii) the current estimated market value. Finished goods include the costs of material, labor, and overhead.

Property, Plant, and Equipment - Property, plant, and equipment are carried at cost. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the related assets as shown below and totaled $32,216, $29,379, and $27,460 in fiscal years 2004, 2003, and 2002, respectively.

	Years
Buildings and leasehold improvements	20-25
Machinery and equipment	12-16
Furniture and fixtures	5-10

Major additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

Acquisitions - Acquisitions are accounted for by the purchase method, and accordingly, the results of operations are included in the Company's Statement of Operations from the respective date of acquisition. The purchase price is allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the identifiable assets acquired is recorded as goodwill. Identifiable intangible assets with definite lives are amortized as expense over the estimated periods to be benefited. Intangible assets with indefinite lives, including goodwill, are not subject to periodic amortization, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. The Company's annual impairment date is the last day of the fiscal year.

Financial Instruments - The Company selectively uses derivative financial instruments to manage its interest costs as well as its balance of floating rate and fixed rate financings. No credit loss is anticipated, as the counterparties to these agreements are major financial institutions with high credit ratings. The Company does not enter into derivatives for trading purposes. The net amount paid or received under an interest rate swap agreement is recorded as interest expense.

Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value, and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying derivatives designated as fair value hedges allows a derivative's gains and losses to be offset in the income statement by the related change in the fair value of the hedged item. Special accounting for qualifying derivatives designated as cash flow hedges, allows the effective portion of a derivative's gains and losses to be reported as a component of accumulated other comprehensive income or loss and reclassified into earnings in the period during which the hedged transaction affects earnings.

The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, accounts receivable, accounts payable, and accrued liabilities - the carrying value of these instruments approximates fair value due to their short-term nature;
- Derivative financial instruments - based upon quoted market prices or market prices for instruments with similar terms and maturities; and
- Long-term debt (including bank credit facilities and convertible subordinated debentures) - based on quoted, current market prices for the same or similar issues. As of October 30, 2004, the fair value of the convertible subordinated debentures was $162,680 as compared to the carrying amount of $154,639 and the fair value of other long-term debt was $328,156 as compared to its carrying amount of $319,452.

Stock Based Compensation - In 2003, we adopted Statement of Financial Accounting Standards (SFAS) 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS 123, "Accounting for Stock-Based Compensation" to provide transition methods for a voluntary change to measuring compensation cost in connection with employee share option plans using a fair value based method. We continue to use the intrinsic value based method and do not recognize compensation expense in the results of operations for the issuance of options with an exercise price equal to or greater than the market price at the time of grant. As a result, the adoption of SFAS No. 148 had no impact on our results of operations or financial position. Had the fair value recognition provisions of SFAS No. 123 been adopted by the Company, the effect on net income and earnings per common share for fiscal 2004, 2003, and 2002 would have been as follows:

	2004	2003	2002
Net Earnings as Reported	$ 42,063	$ 34,103	$ 34,270
Deduct fair value of options granted	1,834	1,592	2,519
Pro Forma Net Earnings	$ 40,229	$ 32,511	$ 31,751
Earnings Per Share			
As Reported:			
Basic	$ 1.34	$ 1.17	$ 1.23
Diluted	1.32	1.15	1.21
Pro Forma:			
Basic	$ 1.28	$ 1.11	$ 1.14
Diluted	1.26	1.10	1.12

Using the Black-Scholes option-pricing model, the estimated weighted-average fair value of options granted during fiscal 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Weight Average Fair Value	$ 6.94	$ 5.58	$ 6.91
Assumptions:			
Expected Dividend Yield	2.0%	2.0%	2.0%
Expected Volatility	35%	35%	35%
Risk-Free Interest Rates	2.95-3.70%	2.52-3.50%	4.38-5.14%
Expected Lives	5.5 years	5 years	5 years

The effects of applying SFAS No. 123 in the pro forma disclosure are not necessarily indicative of the effects that may be realized in future years. In December 2004, SFAS 123R, a revised version of SFAS 123, was issued which requires the recognition of compensation expense in the results of operations for the issuance of employee stock options. The provisions of SFAS 123R will be effective for the Company in the fourth quarter of 2005. The approximate impact of SFAS 123R on the Company's historical net earnings and earnings per share is presented in the previous table.

The Company granted 7,596 restricted stock units to non-employee directors in June 2004. The grant-date fair value was $23.70 per share, and $180 of compensation expense was recorded upon issuance.

Revenue Recognition - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer in accordance with U.S. generally accepted accounting principles as well as the Securities and Exchange Commission's Staff Accounting Bulletin No.101. Shipping and handling costs associated with the shipment of goods are recorded as costs of sales in the consolidated statement of operations.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards and then assessed (including the anticipation of future income) to determine the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2) Acquisitions

On October 1, 2004, the Company completed the acquisition of substantially all of the assets of three divisions of VPI, based in Sheboygan, Wisconsin. The operations purchased included (1) The Sheet Products Division, a custom extruded sheet manufacturer serving the graphic arts, medical packaging, and specialty retail markets; (2) The Contract Manufacturing Division, a provider of non-carpet flooring and sound barrier products to the transportation industry; and (3) The Film and Converting Division calenders, prints, and laminates products for distribution to various markets including the Medical and Recreation & Leisure industries. The Sheet Products Division was added to the Company's Custom Sheet & Rollstock segment, and the Contract Manufacturing and Film and Converting Divisions were added to the Color & Specialty Compounds segment. Sales within the three divisions acquired totaled approximately $110 million for the 12 months prior to acquisition. The cash price for this acquisition of approximately $86.5 million was allocated to the assets acquired and liabilities assumed of $97.5 million and $11.0 million, respectively. The assets acquired include $39.6 million of property, plant, and equipment, $15.9 million of identified intangibles, and $19.9 million of goodwill, all of which is deductible for tax purposes. The preliminary identified intangibles and respective weighted average amortization periods includes $13.1 million of customer relationships (nine years), $1.5 million of technology (12 years) and $1.3 million of non-compete agreements (four years). The final cash price will change upon completion of a working capital adjustment. In addition, the Company has not finalized the allocation of the cash price to assets acquired and liabilities assumed and the determination of intangible amortization lives, and is awaiting final valuations from our independent advisors.

On September 30, 2003, the Company completed the purchase of certain assets and entered into a supply agreement with Wilbert Inc.'s TriEnda Division located in Portage, Wisconsin. The acquired business was a "captive" (internal consumption) manufacturer of extruded sheet, primarily for the TriEnda line of reusable shipping and material handling containers. The total cash purchase price for these assets was $5,420 and was allocated to assets and liabilities of $5,517 and $97, respectively. Assets acquired included $752 of goodwill, all of which is deductible for tax purposes. This business is reported in the Company's Custom Sheet & Rollstock segment.

On March 31, 2003, the Company completed its acquisition of Polymer Extruded Products, Inc. (PEP), a manufacturer of weatherable film laminates and cellulose specialty extruded products. PEP had annual sales of approximately $21,000 for calendar year 2002, with nearly $4,000 of those sales to SPARTECH's Custom Sheet & Rollstock segment. The cash paid for this acquisition of $23,761 was allocated to the assets acquired and liabilities assumed of $32,724 and $8,963, respectively (acquired assets included $14,484 of goodwill, $1,887 of which is deductible for tax purposes, non-compete agreements and customer relationships totaling $1,900 with amortization periods of five years, and a trademark of $8,900 which was determined to have an indefinite life). PEP is reported in the Company's Custom Sheet & Rollstock segment.

On June 4, 2002, the Company completed its acquisition of GWB Plastics Holding Co. (GWB), which is the parent of two operating companies, UVTEC and PolyTech South. These businesses generated net sales of approximately $40,000 during the 12 months prior to the acquisition. The final purchase price of $47,228 was allocated to the assets acquired (including $23,675 of goodwill – $17,747 of which is deductible for tax purposes, non-compete agreements and customer contacts totaling $4,990 with amortization periods of three to five years, and product formulations totaling $12,030 with an amortization period of 15 years) and liabilities assumed of $52,157 and $4,929, respectively. GWB is reported in the Company's Color & Specialty Compounds segment.

3) Inventories

Inventories at October 30, 2004 and November 1, 2003 are comprised of the following components:

	2004	2003
Raw materials	$ 82,571	$ 57,414
Finished goods	59,464	42,257
	$ 142,035	$ 99,671

4) Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at October 30, 2004 and November 1, 2003:

	2004	2003
Land	$ 14,167	$ 12,247
Buildings and leasehold improvements	85,915	74,264
Machinery and equipment	428,890	361,684
Furniture and fixtures	9,299	9,537
	538,271	457,732
Less accumulated depreciation	207,526	173,808
Property, plant, and equipment, net	$ 330,745	$ 283,924

5) Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the years ended October 30, 2004 and November 1, 2003 are as follows:

	Custom Sheet & Rollstock	Color & Specialty Compounds	Molded & Profile Products	Total
Balance, November 2, 2002	$ 185,805	$ 95,422	$ 37,614	$ 318,841
Goodwill acquired	15,236	315	—	15,551
Balance, November 1, 2003	201,041	95,737	37,614	334,392
Goodwill acquired	11,088	8,650	478	20,216
Reclassifications	721	6,628	—	7,349
Balance, October 30, 2004	$ 212,850	$ 111,015	$ 38,092	$ 361,957

Total accumulated goodwill amortization at October 30, 2004 and November 1, 2003 is $29,773. Reclassifications represent opening balance adjustments between goodwill and deferred taxes.

As of October 30, 2004 and November 1, 2003, the Company had amortizable intangible assets as follows:

	Gross Carrying Amount		**Accumulated Amortization**	
	2004	2003	2004	2003
Non-compete agreements	$ 3,960	$ 1,750	$ 1,242	$ 612
Customer contracts/relationships	18,981	5,140	2,380	1,161
Product formulations	17,811	12,030	2,063	1,073
Total	$ 40,752	$ 18,920	$ 5,685	$ 2,846

Amortization expense for intangible assets totaled $2,840 in 2004, $2,187 in 2003, and $660 in 2002. Amortization expense for amortizable intangible assets over the next five fiscal years is estimated to be: 2005—$3,291, 2006—$3,012, 2007—$2,728, 2008—$1,963, and 2009—$1,570. The Company has a $8,900 trademark included in other intangible assets which has an indefinite life and therefore, is not subject to amortization.

6) Convertible Subordinated Debentures

On February 18, 2000, the Company issued $103,093 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by SPARTECH. The debentures:

- Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;
- Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 104.2% of the principal amount plus accrued interest through March 1, 2005. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2010; and
- Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

On March 5, 1999, the Company issued $51,546 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facilities. The debentures are the sole asset of the trust. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by the Company. The debentures:

- Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of the Company's common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;
- Are redeemable along with the trust's preferred securities, at the Company's option, at a price equal to 103.3% of the principal amount plus accrued interest through March 1, 2005. This amount declines annually to a price equal to the principal amount plus accrued and unpaid interest after March 1, 2009; and
- Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

In December 2003, the FASB issued a revised version of FASB Interpretation No. 46 (FIN 46R), "Consolidation of Variable Interest Entities," which defines when a business should consolidate a variable interest entity. The Company adopted FIN 46R on January 31, 2004. As a result, we no longer consolidate our trusts which were formed solely for the issuance of trust preferred securities to outside investors. The effect of this deconsolidation was to: 1) eliminate the convertible preferred securities issued by the trusts; 2) record the convertible subordinated debentures issued to the trusts; 3) recognize the Company's equity investment in the common stock of the trusts; and 4) reclassify the distributions on the preferred securities to interest expense on the debentures. The convertible subordinated debentures and equity investments were previously eliminated in consolidation. The debentures, totaling $154.6 million, are now included in the Consolidated Balance Sheet as a separate component of long-term debt and the equity investment of $4.6 million is included in other assets. The adoption of FIN 46R had no impact on the Company's net income or earnings per share. The previous years' financial statements have been restated to reflect the effect of the deconsolidation required by FIN 46R.

7) Other Long-Term Debt

Other long-term debt is comprised of the following at October 30, 2004 and November 1, 2003:

	2004	2003
5.54% Senior Unsecured 2004 Notes	$ 150,000	$ —
7.0% Senior Unsecured 1997 Notes	19,286	40,714
7.62% Guaranteed Senior Unsecured 1996 Notes	8,571	12,857
7.21% Senior Unsecured 1995 Notes	7,143	14,286
Bank Credit Facilities	125,000	152,203
Other	9,452	9,120
	319,452	229,180
Less current maturities	18,027	32,991
Total other long-term debt	$ 301,425	$ 196,189

On September 15, 2004, the Company completed a $150,000 private placement of 5.54% Senior Unsecured Notes over a twelve-year term. The 2004 Notes require equal annual principal payments of $30,000 that commence on September 15, 2012. Interest on the 2004 Notes is payable semiannually on March 15 and September 15 of each year. On August 22, 1997, the Company completed a private placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 that commenced on August 22, 2001 and the required $15,000 principal payment due on the Series B 1997 Notes was paid on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year. On September 27, 1996, the Company completed a $30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year. On August 15, 1995, the Company completed a $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

On March 3, 2004, the Company amended its unsecured bank credit facility to an aggregate availability of $200,000 for a new five-year term. On April 27, 2004, the Company's Canadian subsidiary entered into an additional $10,000 (Canadian) revolving credit facility in Canada that expires on March 3, 2009. The total capacity under these bank credit facilities was $208,192 at October 30, 2004. Borrowings under these facilities are classified as long-term, because no paydowns of the aggregate facilities are required within the next fiscal year. Interest on the bank credit facilities is payable at a rate chosen by the Company of either prime or Eurodollar rate plus a 0.5% to 1.125% borrowing margin and the agreement requires a fee of 0.10% to 0.275% for any unused portion of the facilities. At October 30, 2004, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $125,000 at 2.59% in the U.S. for a one month period (LIBOR loans totaled $150,900 at 2.13%-2.25% in the U.S. on November 1, 2003). As of October 30, 2004, there were no bank credit facility borrowings at the current prime rate (November 1, 2003 of $1,000 at 4% in the U.S. and $303 at 4.75% in Canada). The Company had a $125,000 interest rate swap agreement that expired November 10, 2004 under which it paid interest at 6.06% and received interest at LIBOR plus the borrowing margin. We designated the swap as a cash flow hedge of the LIBOR borrowings under the bank credit facilities.

The other debt consists of industrial revenue bonds utilized to finance capital expenditures. These financings mature between 2007 and 2015 and have interest rates ranging from 1.91% to 3.75%.

Scheduled maturities of long-term debt for the next five fiscal years are: 2005-$18,027; 2006-$10,893; 2007-$6,523; 2008-$155; and 2009-$125,162. The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

8) Shareholders' Equity & Stock Options

The authorized capital stock of the Company consists of 55 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock. On March 10, 2004 shareholders approved an increase to the authorized number of shares of common stock from 45,000,000 shares to 55,000,000 shares. The additional authorized shares will be used to provide flexibility (i) for the issuance of stock options and other stock-based compensation and incentive awards and (ii) raising additional capital, acquisitions, stock dividends, or other corporate purposes.

On February 3, 2004, SPARTECH completed a common stock offering for 2.7 million newly issued shares. The stock was sold to the public at $24.00 per share. The net proceeds received by the Company for the sales of the shares totaled approximately $61 million with approximately $41 million used to pay down debt and $20 million that was subsequently used to fund capital expenditures and strategic expansions. After the offering, the Company's common issued shares increased by 8.8% to 33,131,846.

The Company has a Shareholder Rights Plan in which rights trade with, and are inseparable from, each share of common stock. Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights. Under certain circumstances, a Right may be exercised to purchase one one-thousandth of a share of Series Z Preferred Stock for $70 per share. The Rights become exercisable, subject to certain exceptions, if a new person or group acquires beneficial ownership of 15% or more, to purchase shares of the Company's common stock with a market value of $140.00, for $70.00 per Right. The Rights will expire on April 2, 2011 and may be redeemed by the Company for $.01 per Right at any time before a new person or group becomes a beneficial owner of 15% or more of the Company's outstanding common stock.

The Company has a Stock Option Plan for executive officers, key employees, and directors. The minimum exercise price is the fair market value per share at the date of grant. Options are granted with lives ranging from 5-10 years and vest over a four-year period. No more than 3,000,000 shares may be issued as incentive stock options under the plan, and the maximum number of shares issuable annually under the plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at the prior year end. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors.

A summary of the combined activity for the Company's stock options for fiscal years 2004, 2003, and 2002 follows (shares in thousands):

	2004		2003		2002	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of year	2,522	$ 19.50	2,382	$ 19.23	2,463	$ 16.67
Granted	453	22.08	461	18.74	576	21.38
Exercised	(298)	15.03	(250)	15.25	(609)	10.99
Canceled/Expired	—	—	(71)	20.78	(48)	18.36
Outstanding, end of year	2,677	20.38	2,522	19.50	2,382	19.23
Exercisable, end of year	1,606		1,443		1,453	

Information with respect to options outstanding at October 30, 2004 follows (shares in thousands):

	Outstanding		Weighted	Exercisable	
Range of Exercise Prices	Shares	Average Exercise Price	Remaining Contractual Life	Shares	Average Exercise Price
$10.88 - 16.40	636	$13.95	4.4 years	546	$ 14.29
$18.00 - 21.00	501	18.15	7.2 years	206	18.23
$21.10 - 21.90	915	21.45	8.0 years	290	21.10
$21.94 - 28.94	625	27.15	4.6 years	564	27.48
	2,677			1,606	

9) Income Taxes

The provision for income taxes for fiscal years 2004, 2003, and 2002 is comprised of the following:

	2004	2003	2002
Federal:			
Current	$ 13,269	$ 8,614	$ 8,651
Deferred	6,610	6,984	6,890
State	2,749	2,475	2,393
Foreign	2,674	1,145	1,859
Provision for income taxes	$ 25,302	$ 19,218	$ 19,793

Earnings before income taxes for 2004, 2003, and 2002 include $5,996, $3,762, and $5,329, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

	2004	2003	2002
Federal income taxes at statutory rate	$ 23,578	$ 18,662	$ 18,922
State income taxes, net of applicable Federal income tax benefits	1,787	1,609	1,555
Other	(63)	(1,053)	(684)
	$ 25,302	$ 19,218	$ 19,793

At October 30, 2004 and November 1, 2003 the Company's principal components of deferred tax assets and liabilities consisted of the following:

	2004	2003
Deferred tax assets:		
Employee benefits and compensation	$ 2,507	$ 1,411
Workers' compensation	1,474	1,261
Deferred compensation benefit plans	973	716
Bad debt reserves	955	1,319
Other	590	3,143
	$ 6,499	$ 7,850
Deferred tax liabilities:		
Depreciation	$ 59,830	$ 57,540
Goodwill and other intangibles	36,095	23,744
Inventory capitalization and reserves	970	1,107
	$ 96,895	$ 82,391

At October 30, 2004 and November 1, 2003, the net current deferred tax asset was $4,429 and $4,027, respectively, and the net noncurrent deferred tax liability was $94,825 and $78,568, respectively.

As of October 30, 2004, no deferred taxes have been provided on the $26,337 in accumulated earnings of the Company's foreign subsidiaries that are not subject to United States income tax. The Company's intention is to reinvest these earnings indefinitely or to repatriate the earnings only when it is tax effective to do so.

10) Earnings Per Share

Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for fiscal years 2004, 2003, and 2002 was as follows (shares in thousands):

	2004		2003		2002	
	Earnings	Shares	Earnings	Shares	Earnings	Shares
Basic Earnings Per Share	$ 42,063	31,426	$ 34,103	29,268	$ 34,270	27,895
Effect of stock options	—	406	—	299	—	484
Effect of convertible preferred securities	2,010	1,636	—	—	—	—
Diluted Earnings Per Share	$ 44,073	33,468	$ 34,103	29,567	$ 34,270	28,379

The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible subordinated debentures represents the shares resulting from the assumed conversion using the "if converted" method and the add-back of the interest expense, after tax, for the assumed conversion at the beginning of each year. In 2004, a portion of these debentures were antidilutive, and the diluted earnings per share calculation excluded 2,941,176 potentially dilutive shares, and the benefit of an interest expense add-back of $4,368, net of tax. In 2003 and 2002, the calculation of diluted earnings per share excluded 4,577,838 potentially dilutive shares and the benefit of an interest expense add-back of approximately $6,500, net of tax, in both years.

11) Employee Benefits

The Company sponsors or contributes to various defined contribution retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 2004, 2003, and 2002 was $2,237, $2,530, and $2,742 respectively.

12) Cash Flow Information

Supplemental information on cash flows for fiscal years 2004, 2003, and 2002 was as follows:

	2004	2003	2002
Cash paid during the year for:			
Interest	$ 25,524	$ 26,690	$ 28,267
Income taxes	20,647	8,896	4,507
Schedule of acquisitions/divestitures:			
Fair value of assets acquired	$ 107,712	$ 37,937	$ 57,521
Liabilities assumed	(10,146)	(10,348)	(5,589)
Non-cash consideration/holdback payments	(1,473)	—	(2,840)
Total cash paid	$ 96,093	$ 27,589	$ 49,092

13) Commitments and Contingencies

The Company conducts certain of its operations in facilities under operating leases. Rental expense for fiscal years 2004, 2003, and 2002, was $10,530, $10,657, and $9,264, respectively. Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2005—$7,813; 2006—$5,997; 2007—$4,638; 2008—$3,893, 2009—$2,832, and $8,981 thereafter.

In September 2003, the New Jersey Department of Environmental Protection issued a directive and the United States Environmental Protection Agency initiated an investigation related to over 70 companies, including a SPARTECH subsidiary, regarding the Lower Passaic River. The subsidiary has agreed to participate along with at least 39 other companies (including several added in 2004) in an environmental study to determine the extent and sources of contamination at this site. We believe it is possible that the ultimate liability from this issue could materially differ from the Company's $221 accrual as of October 30, 2004. This accrual includes estimated costs associated with participation in the environmental study and legal fees. Due to uncertainties inherent in this matter, management is unable to estimate the Company's possible additional exposure upon the ultimate outcome of this issue which is not expected to occur for a number of years. These uncertainties primarily include the completion and outcome of the environmental study and the percentage of contamination attributable to the subsidiary and other parties.

The Company is also subject to various other claims, lawsuits, and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability, employment, and other matters, several of which claim substantial amounts of damages. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these claims, lawsuits, and administrative proceedings, the Company believes that the outcome of these other matters will not have a material adverse effect on the Company's financial position or results of operations.

14) Segment Information

The Company's 51 facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in Note 1. A description of the Company's reportable segments follows:

Custom Sheet & Rollstock - This segment has 28 manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, laminates, and cell cast acrylic sheet in North America. Its finished products are formed by its customers for use in a wide variety of markets.

Color & Specialty Compounds - This segment operates 16 plants throughout North America and Europe. It manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

Molded & Profile Products - This segment has seven North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

Corporate includes corporate office expenses. Assets included in Corporate & Other consist primarily of deferred taxes, cash & cash equivalents.

	2004	2003	2002
Net Sales			
Custom Sheet & Rollstock	$ 750,490	$ 628,535	$ 600,486
Color & Specialty Compounds	302,660	263,034	235,728
Molded & Profile Products	68,575	64,591	62,094
Total Net Sales	$1,121,725	$ 956,160	$ 898,308
Operating Earnings			
Custom Sheet & Rollstock	$ 76,079	$ 63,096	$ 62,294
Color & Specialty Compounds	23,741	20,986	25,721
Molded & Profile Products	6,319	5,393	3,496
Corporate	(13,338)	(11,189)	(10,632)
Total Operating Earnings	$ 92,801	$ 78,286	$ 80,879
Assets			
Custom Sheet & Rollstock	$ 641,673	$ 562,387	$ 515,415
Color & Specialty Compounds	354,158	259,381	254,371
Molded & Profile Products	89,153	84,514	77,252
Corporate & Other	64,630	18,381	28,757
Total Assets	$1,149,614	$ 924,663	$ 875,795
Depreciation and Amortization			
Custom Sheet & Rollstock	$ 18,567	$ 17,561	$ 16,364
Color & Specialty Compounds	11,921	10,646	8,705
Molded & Profile Products	3,279	3,021	2,608
Corporate	1,289	338	443
Total Depreciation and Amortization	$ 35,056	$ 31,566	$ 28,120
Capital Expenditures			
Custom Sheet & Rollstock	$ 21,094	$ 10,345	$ 16,062
Color & Specialty Compounds	7,538	6,698	6,153
Molded & Profile Products	3,658	2,565	4,357
Corporate	2,713	2,401	1,645
Total Capital Expenditures	$ 35,003	$ 22,009	$ 28,217

In addition to external sales to customers, intersegment sales were $49,769, $36,948, and $25,950 for the fiscal years ended 2004, 2003, and 2002, respectively. Most intersegment sales were generated from our Color & Specialty Compounds segment.

The Company operates in five reportable geographic areas - the United States, Canada, Mexico, Europe, and Asia & Other. Geographic financial information for fiscal years 2004, 2003, and 2002 was as follows:

	Net Sales By Destination			Property, Plant and Equipment, Net		
	2004	2003	2002	2004	2003	2002
United States	$ 935,321	$ 815,009	$ 776,749	$ 282,947	$ 239,825	$ 258,827
Canada	99,996	79,023	74,312	26,437	26,500	19,061
Mexico	43,167	31,400	23,070	14,465	14,192	—
Europe	29,452	19,382	15,923	6,896	3,407	2,586
Asia & Other	13,789	11,346	8,254	—	—	—
	$1,121,725	$ 956,160	$ 898,308	$ 330,745	$ 283,924	$ 280,474

15) Comprehensive Income

Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. Accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments of $15 and $(926), and cash flow hedge adjustments of $121 and $(3,575) at October 30, 2004 and November 1, 2003, respectively.

16) Quarterly Financial Information

Certain unaudited quarterly financial information for the fiscal years ended October 30, 2004 and November 1, 2003 was as follows:

	Quarter Ended				Fiscal
	Jan	April	July	Oct	Year
2004					
Net Sales	$ 241,463	$ 287,591	$ 288,035	$ 304,636	$ 1,121,725
Gross Profit	33,423	43,712	40,957	36,670*	154,762
Net Earnings	7,706	13,519	11,712	9,126*	42,063
Net Earnings Per Share – Basic	.26	.42	.36	.28*	1.34
– Diluted	.26	.41	.36	.28*	1.32
2003					
Net Sales	$ 213,700	$ 250,488	$ 238,870	$ 253,102	$ 956,160
Gross Profit	29,230	36,035	33,090	35,658	134,013
Net Earnings	6,158	10,541	8,147	9,257	34,103
Net Earnings Per Share – Basic	.21	.36	.28	.32	1.17
– Diluted	.21	.36	.28	.31	1.15

* Amounts are impacted by approximately $1.8 million of pre-tax, out-of-period charges to correct account balances identified from the implementation of information technology systems.

Management Report To Our Shareholders

The financial statements of SPARTECH Corporation and subsidiaries were prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgment of management.

Management has developed a system of internal controls, which is designed to ensure that the books and records accurately reflect the transactions of the Company and that its established policies and procedures are followed properly. This system is augmented by written policies and procedures, and the selection and training of qualified personnel.

Ernst & Young LLP, an independent registered public accounting firm, is engaged to provide an objective audit of the financial statements o SPARTECH Corporation and issue a report thereon. Their audit is conducted in accordance with standards set by the Public Company Accounting Oversight Board (United States).

The Board of Directors, acting upon the advice and recommendations of the Audit Committee, is responsible for assuring that management fulfills its responsibilities in preparing the financial statements and for engaging the independent public accountants with whom the Committee reviews the scope of the audits and the accounting principles to be applied in financial reporting. The Committee meets regularly with the independen public accountants and representatives of management to review their activities and ensure that each is properly discharging its responsibilities.

Chairman, President
& Chief Executive Officer

Executive Vice President
Corporate Development
& Chief Financial Officer

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Board of Directors SPARTECH Corporation

We have audited the accompanying consolidated balance sheets of SPARTECH Corporation (the Company) as of October 30, 2004 an November 1, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows of the Company fc the three years in the period ended October 30, 2004. These financial statements are the responsibility of the Company's management. Ou responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of materi misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overc financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPARTEC Corporation at October 30, 2004 and November 1, 2003 and the consolidated results of its operations and its cash flows for each of the thre years in the period ended October 30, 2004 in conformity with U.S. generally accepted accounting principles.

St. Louis, Missouri
December 17, 2004

Ernst + Young LLP

ELEVEN-YEAR SUMMARY

The following table sets forth selected financial data for each of the most recent 11 years. This data should be read in conjunction with the (Amounts in thousands, except per share data).

	2004	2003	2002	2001
SUMMARY OF OPERATIONS				
Net Sales:				
In Dollars	**$ 1,121,725**	$ 956,160	$ 898,308	$ 937,059
In Pounds	**1,383,000**	1,207,000	1,179,000	1,170,000
Gross Profit	**$ 154,762**	$ 134,013	$ 135,163	$ 152,049
Depreciation & Amortization	**$ 35,056**	$ 31,566	$ 28,120	$ 34,921
Operating Earnings	**$ 92,801**	$ 78,286	$ 80,879	$ 82,374*
Interest Expense	**$ 25,436**	$ 24,965	$ 26,816	$ 34,821
Net Earnings	**$ 42,063**	$ 34,103	$ 34,270	$ 29,903*
PER SHARE INFORMATION				
Earnings Per Share-Diluted	**$ 1.32**	$ 1.15	$ 1.21	$ 1.11*
Dividends Declared Per Share	**$ .44**	$ .40	$ .38	$ .38
Book Value Per Share	**$ 12.98**	$ 10.98	$ 9.93	$ 8.11
BALANCE SHEET INFORMATION				
Working Capital	**$ 221,498**	$ 97,559	$ 99,150	$ 111,139
Total Debt	**$ 474,091**	$ 383,819	$ 392,971	$ 443,353
Total Assets	**$ 1,149,614**	$ 924,663	$ 875,795	$ 824,967
Cash Flow From Operations	**$ 37,772**	$ 66,680	$ 87,070	$ 70,453
Capital Expenditures	**$ 35,003**	$ 22,009	$ 28,217	$ 16,237
Shareholders' Equity	**$ 417,732**	$ 322,358	$ 290,698	$ 216,546
RATIOS/OTHER DATA				
Gross Margin	**13.8%**	14.0%	15.0%	16.2%
Operating Margin				
In Percentage	**8.3%**	8.2%	9.0%	8.8%*
In Cents Per Pound	**6.7¢**	6.5¢	6.9¢	7.0¢
Effective Tax Rate	**37.6%**	36.0%	36.6%	37.1%
Total Debt to Total Debt and Equity	**53.2%**	54.4%	57.5%	67.2%
Return on Average Equity	**11.2%**	11.1%	13.5%	14.0%*
Number of Employees	**3,750**	3,325	3,475	3,300
Common Shares:				
Outstanding at Year-End	**32,180**	29,352	29,285	26,700
Weighted Average-Diluted	**33,468**	29,567	28,379	28,696

** Reduced by pre-tax $9.1 million non-recurring charges related to the impairment of long-lived assets, severance and plant closedown costs.*

Consolidated Financial Statements and Notes related thereto, and Management's Discussion and Analysis which begins on Page 13 of this Report.

2000	1999	1998	1997	1996	1995	1994
$ 987,532	$ 790,427	$ 670,477	$ 514,891	$ 401,132	$ 361,080	$ 263,008
1,286,000	1,166,000	886,000	522,000	400,000	371,000	310,000
$ 171,669	$ 136,962	$ 111,215	$ 82,215	$ 60,572	$ 49,879	$ 36,998
$ 31,905	$ 23,222	$ 18,530	$ 11,548	$ 7,211	$ 5,798	$ 4,422
$ 109,761	$ 87,707	$ 69,728	$ 49,701	$ 34,492	$ 24,604	$ 16,410
$ 29,131	$ 16,198	$ 13,602	$ 8,393	$ 5,062	$ 4,960	$ 3,125
$ 49,907	$ 43,071	$ 33,720	$ 25,493	$ 18,317	$ 14,534	$ 10,835
$ 1.72	$ 1.48	$ 1.18	$ .92	$ .73	$ .60	$ .46
$ .34	$ .28	$ .24	$ .20	$ .15	$ .09	$ —
$ 7.86	$ 6.98	$ 5.72	$ 4.85	$ 4.26	$ 3.09	$ 6.75
$ 110,565	$ 76,711	$ 72,204	$ 63,429	$ 53,610	$ 45,108	$ 26,351
$ 507,484	$ 281,855	$ 254,220	$ 142,614	$ 98,466	$ 59,510	$ 39,169
$ 902,032	$ 633,134	$ 536,747	$ 360,875	$ 291,610	$ 179,169	$ 136,223
$ 60,413	$ 76,547	$ 64,546	$ 48,390	$ 23,160	$ 16,487	$ 13,358
$ 29,129	$ 24,692	$ 17,859	$ 12,172	$ 9,220	$ 9,477	$ 7,819
$ 211,022	$ 190,042	$ 153,596	$ 128,389	$ 112,395	$ 72,128	$ 58,233
17.4%	17.3%	16.6%	16.0%	15.1%	13.8%	14.1%
11.1%	11.1%	10.4%	9.7%	8.6%	6.8%	6.2%
8.5¢	7.5¢	7.9¢	9.5¢	8.6¢	6.6¢	5.3¢
38.1%	39.8%	39.9%	38.3%	37.8%	26.0%	18.4%
70.6%	59.7%	62.3%	52.6%	46.7%	45.2%	40.2%
24.9%	25.1%	23.9%	21.2%	19.9%	22.3%	20.8%
4,075	3,350	2,700	2,125	1,800	1,200	925
26,864	27,240	26,861	26,480	26,400	23,353	8,629
31,874	29,982	28,609	27,838	25,115	24,111	23,434

Board Committees

SPARTECH's Board has Three Committees that have Specific Duties and Membership as Stated Below (Committee Chairmen are Identified with an Asterisk):

Audit

Mission:

Select, Engage, Monitor & Evaluate Independent Auditors; Monitor & Evaluate Reporting Process, Internal Controls & Audit Function, and Integrity of Financial Statements

Members:

L. Campbell **J. Robinson**
W. Klein* **C. Wolfanger**
P. Lenehan

Compensation

Mission:

Review & Approve, At Least Annually, The Compensation Package for the CEO, Approve Compensation of All Corporate Officers and Review All Other Compensation Packages Greater than $200,000

Members:

R. Andy* **J. Robinson**
W. Klein **C. Wolfanger**

Governance

Mission:

Nominate New Directors & Ensure Balance of Power Between the Board and CEO

Members:

R. Andy **J. Robinson**
L. Campbell* **C. Wolfanger**



Standing (left to right) – Lloyd Campbell, Ralph Andy, Richard Scherrer, Walter Klein and Craig Wolfanger
Seated (left to right) – Jack Robinson, Brad Buechler, Randy Martin and Pam Lenehan

Ralph B. Andy, age 60
Chairman and Chief Executive Officer of Pennatronics Corp. His term as Director expires at the 2005 Annual Meeting.

Bradley B. Buechler, age 56
Chairman, President and Chief Executive Officer of the Company. His term as Director expires at the 2007 Annual Meeting.

Lloyd E. Campbell, age 47
Managing Director and Head of the Global Private Placement Group at Rothschild, Inc. His term as Director expires at the 2005 Annual Meeting.

Walter J. Klein, age 58
Retired Vice President-Finance at Stepan Company. His term as Director expires at the 2006 Annual Meeting.

Pamela F. Lenehan, age 52
President of Ridge Hill Consulting. Her term as Director expires at the 2007 Annual Meeting.

Randy C. Martin, age 42
Executive Vice President Corporate Development and Chief Financial Officer of the Company. His term as Director expires at the 2007 Annual Meeting.

Jackson W. Robinson, age 62
President of Winslow Management Company, a division of Adams Harkness & Hill in Boston. His term as Director expires at the 2005 Annual Meeting.

Richard B. Scherrer, age 57
Managing Partner of Armstrong Teasdale LLP, the Company's outside legal counsel. His term as Director expires at the 2006 Annual Meeting.

Craig A. Wolfanger, age 46
Senior Managing Director, Head of Investment Banking with Parker Hunter. His term as Director expires at the 2006 Annual Meeting.


SPARTECH

ANNUAL SHAREHOLDERS' MEETING

SPARTECH's Annual Shareholders' Meeting will be held on Wednesday, March 9, 2005 at Washington University's Knight Center, One Brookings Drive, St. Louis, Missouri at 10:00 a.m. A formal notice of the Meeting, together with a Proxy Statement, will be mailed before the meeting to shareholders entitled to vote.

COMMON STOCK AND TRANSFER AGENT

As of January 1, 2005, there were approximately 1,500 registered shareholders and 4,300 shareholders with shares held by banks and brokers of the Company's common stock. The Company's Registrar and Transfer Agent is Mellon Investor Services, LLC, 85 Challenger Overpeck Center, Ridgefield Park, New Jersey 07660. The Company's common stock is traded on the New York Stock Exchange under the symbol "SEH." Quarterly stock prices for fiscal years 2004 and 2003, and year-ends 2001 to 2004, are shown to the right.

DIVIDEND REINVESTMENT PLAN AND REPORT ON FORM 10-K

A Dividend Reinvestment Plan is available to shareholders of the Company, allowing the automatic investment of cash dividends and direct cash purchases of the Company's common stock. For details on the Plan, please contact the Company's Registrar and Transfer Agent, Mellon Investor Services LLC, at (888) 213-0965. Common stock dividends paid for fiscal years 2001 - 2004 are shown to the right. In addition, the Company will provide, without charge to any shareholder a copy of its 2004 Report on Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to SPARTECH Investor Relations at (888) 721-4242. Additionally, a link to all of the Company's SEC filings can be found in the Investor Relations section of the Company's website at ***www.spartech.com***.

CORPORATE GOVERNANCE

The Board of Directors has established specific Corporate Governance Guidelines, a Code of Ethics for the CEO and Senior Financial Officers, and a Code of Business Conduct and Ethics for all directors, officers and employees. These documents are provided on the Company's website at ***www.spartech.com*** within the Investor Relations/Corporate Governance section of the site. At this same website location, The Company provides an Ethics Hotline phone number that allows employees, shareholders, and other interested parties to communicate with the Company's management or Audit Committee (on an anonymous basis, if so desired) through an independent third party hotline. In addition, this same website location provides instructions for shareholders or other interested parties to contact the Company's Board of Directors.

The rules of the New York Stock Exchange (NYSE) require Mr. Buechler, our Chief Executive Officer, to certify to the NYSE annually that he is not aware of any violation by the Company of the NYSE's corporate governance listing standards. In addition, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Mr. Buechler and Mr. Martin, our Chief Financial Officer, must each execute a certificate as to the quality of our public disclosures as part of our quarterly reports to the Securities and Exchange Commission (SEC). Their latest Section 302 certifications have been filed with the SEC as exhibits to our 2004 Form 10-K.

2004 Quarterly Common Stock Prices


1st
2nd
3rd
4th
$26.00
$21.58
$25.41
$22.55
$26.30
$21.36
$25.95
$21.85

2003 Quarterly Common Stock Prices


1st
2nd
3rd
4th
$21.05
$17.71
$22.35
$16.47
$23.65
$19.69
$24.49
$20.30

2001-2004 Year-End Common Stock Prices


$21.05
$18.79
$23.18
$25.20
'01
'02
'03
'04

2001-2004 Common Stock Dividends


38¢
38¢
40¢
44¢
'01
'02
'03
'04

Corporate Office Directors and Division VP's & Managers

Corporate Office Directors



Standing (L to R) J. Gerwitz, H. Kenney & R. Ridenhour
Seated (L to R) M. Lane & D. Hall

Custom Sheet & Rollstock



Standing (L to R) T. Fleming & H. Hiatt,
Seated (L to R) D. Gorenc & G. Nagel

Color & Specialty Compounds



Standing (L to R) S. Morford & S. Bass

Molded & Profile Products



Standing (L to R) W. Augustine, B. Harrison & D. Townsend



CORPORATE OFFICERS

Standing: (left to right)

Jeffrey D. Fisher
Vice President & General Counsel

Phillip M. Karig
Vice President - Purchasing & Supply Chain Management

Donna R. Loop
Vice President - Human Resources

Michael G. Marcely
Vice President - Corporate Controller

William F. Phillips
Vice President - National Sales Accounts

Suzanne M. Riney
Vice President - Environment & Quality

Seated: (left to right)

George A. Abd
Executive VP- Color & Specialty Compounds and Molded & Profile Products

Bradley B. Buechler
Chairman, President & Chief Executive Officer

Randy C. Martin
Executive VP - Corporate Development & Chief Financial Officer

Steven J. Ploeger
Executive VP- Custom Sheet & Rollstock

CORPORATE OFFICE DIRECTORS

Joe A. Gerwitz
Director of Internal Audit

Daniel L. Karpel
Director of Planning & Financial Analysis

Michael W. Lane
Director of Information Systems

Dave E. Hall
Director of Lean Manufacturing

Howard J. Kenney
Director of Marketing

Randy C. Ridenhour
Director of Tax & Treasury

DIVISION VICE PRESIDENTS AND GENERAL MANAGERS

William R. Augustine
VP & General Manager
Spartech Marine

Scott D. Bass
General Manager
Spartech Polycom

Scott A. Morford
General Manager
Spartech Polycom

Bruce E. Harrison
VP & General Manager
Spartech Molded Products

Timothy J. Fleming
General Manager
Spartech Plastics-East

Greg S. Nagel
General Manager
Spartech Plastics-Central

W. Harrison Hiatt
VP & General Manager
Spartech Plastics-West

David J. Gorenc
General Manager
Spartech Plastics-North

Donald A. Townsend
General Manager
Spartech Townsend

STOCK OWNERSHIP PROGRAM

In 2004, the Company issued a set of stock ownership guidelines, whereby the Board of Directors and Management are expected to maintain stock ownership ranging from 1-4 times Board retainer or base pay. As of fiscal year end 2004 nearly 50% of the participants were in line with these guidelines.


Spartech Corporation
Operating Locations
★ Corporate Office
● Custom Sheet & Rollstock Facility
● Color & Specialty Compounds Facility
● Molded & Profile Products Facility
★ ISO 9000, 14001 or QS 9000 Certified Facility

CUSTOM SHEET & ROLLSTOCK

Spartech Plastics International Division	Spartech Plastics Central Division	Spartech Plastics Eastern Division	Spartech Plastics Northern Division	Spartech Plastics Western Division
Cornwall, Ontario (2) Donchery, France Granby, Quebec	Arlington, Texas Cape Girardeau, Missouri Evanston, Illinois Ramos Arizpe, Mexico Wichita, Kansas	Atlanta, Georgia Clare, Michigan Greenville, Ohio Paulding, Ohio Richmond, Indiana	Mankato, Minnesota Muncie, Indiana Portage, Wisconsin (2) Sheboygan Falls, Wisconsin Taylorville, Illinois Warsaw, Indiana	La Mirada, California McMinnville, Oregon Redlands, California

Spartech Polycast Cell Cast Acrylic	Spartech PEP Korad & Specialty Products
Hackensack, New Jersey Goodyear, Arizona Stamford, Connecticut	Newark, New Jersey

COLOR & SPECIALTY COMPOUNDS

Spartech Color & Polycom Engineered Thermoplastics		Spartech Vy-Cal Calendered PVC
Arlington, Texas Atlanta, Georgia Cape Girardeau, Missouri Conneaut, Ohio Donchery, France Donora, Pennsylvania (2) Kearny, New Jersey	Lake Charles, Louisiana Lockport, New York Manitowoc, Wisconsin Ramos Arizpe, Mexico Salisbury, Maryland St. Clair, Michigan Stratford, Ontario	Conshohocken, Pennsylvania

MOLDED & PROFILE PRODUCTS

Spartech Industries Custom Engineered Wheels	Spartech Marine Custom Marine Products	Spartech Profiles Custom Extruded Profiles	Spartech Townsend Acrylic Rods & Tubes
Rancho Cucamonga, California Tupelo, Mississippi Warsaw, Indiana	Rockledge, Florida	El Monte, California Winnipeg, Manitoba	Des Moines, Iowa

The following trademarks appear in this report:

- Cincinnati Milacron - a registered trademark of Milacron, Inc.
- Kellogg's and Frosted Flakes - registered trademarks of the Kellogg Company
- Cessna - a registered trademark of Cessna Aircraft Company
- Chevrolet and Suburban - registered trademarks of the General Motors Corporation
- Solo - a registered trademark of the Solo Cup Company
- Invacare - a registered trademark of Invacare Corporation
- Hunter - a registered trademark of Hunter Marine
- Heinz - a registered trademark of H.J. Heinz Company of Canada, Ltd.
- Honda and Odyssey - registered trademarks of American Honda Motor Co., Inc.
- Winnebago - a registered trademark of Winnebago Industries, Inc.
- Sub-Zero - a registered trademark of Sub-Zero Freezer Company, Inc.
- PODS - a registered trademark of PODS, Inc.
- Volkswagen and Passat - registered trademarks of Volkswagen of America, Inc.
- M&M's - a registered trademark of Mars, Incorporated
- Shop-Vac - a registered trademark of Shop-Vac Corporation
- Sanyo – a registered trademark of Sanyo North America Corporation
- McDonald's and the Golden Arches Logo - registered trademarks of McDonald's Corporation

2004 POP Award Winners

Conversion Cost Reduction



Muncie, Indiana

Total Production Cost Reduction



Rancho Cucamonga, California

Conversion Cost Reduction



Stratford, Ontario

Inventory Reduction



Warsaw, Indiana

SPARTECH CORPORATION
120 S. CENTRAL • SUITE 1700
CLAYTON, MISSOURI 63105-1705
314-721-4242 • WWW.SPARTECH.COM